 Exhibit 99.8

IFRS INR Earning Release

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Consolidated Financial Statements

Opinion

We have audited the accompanying interim consolidated financial statements of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”), which comprise the Consolidated Balance Sheet as at March 31, 2021, the Consolidated Statement of Comprehensive Income for the quarter and year ended on that date, the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “interim consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim consolidated financial statements give a true and fair view in conformity with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), of the consolidated state of affairs of the Group as at March 31, 2021 and their consolidated profit, their consolidated total comprehensive income for the three months and year ended on that date, consolidated changes in equity and its consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the interim consolidated financial statements in accordance with the Standards on Auditing (“SA”s) issued by the Institute of Chartered Accountants of India (“ICAI”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI, and we have fulfilled our other ethical responsibilities in accordance with the Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim consolidated financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the interim consolidated financial statements of the current period. These matters were addressed in the context of our audit of the interim consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter	Auditor’s Response
1	Revenue recognition	Principal Audit Procedures Performed

The Group’s contracts with customers include contracts with multiple products and services. The group derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings and business process management services. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement.

In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the products or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent.

Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

As certain contracts with customers involve management’s judgment in (1) identifying distinct performance obligations, (2) determining whether the Group is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort.

Refer Notes 1.5 and 2.16 to the consolidated financial statements.

Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Group is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others:

•         We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Group is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method.

•          We selected a sample of contracts with customers and performed the following procedures:

–      Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement.

–      Identified significant terms and deliverables in the contract to assess management’s conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Group is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method

2	Revenue recognition - Fixed price contracts using the percentage of completion method	Principal Audit Procedures Performed

Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method.

Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts.

This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts.

Refer Notes 1.5 and 2.16 to the consolidated financial statements

Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others:

•         We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

•         We selected a sample of fixed price contracts with customers measured the using percentage-of-completion method and performed the following:

–      Evaluated management’s ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled.

–      Compared efforts or costs incurred with Group’s estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract.

–      Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Management’s Responsibility for the Interim Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with IAS 34 as issued by the IASB. The respective Board of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records for safeguarding assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the interim consolidated financial statements, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intends to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim consolidated financial statements, including the disclosures, and whether the interim consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the interim consolidated financial statements of which we are the independent auditors.

Materiality is the magnitude of misstatements in the interim consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the interim consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Place: Mumbai Date: April 14, 2021	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 21039826AAAACT7732

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Financial Statements under International Financial Reporting Standards (IFRS) in Indian Rupee for the three months and year ended March 31, 2021

Index

Consolidated Balance Sheet
Consolidated Statement of Comprehensive Income
Consolidated Statement of Changes in Equity
Consolidated Statement of Cash Flows
Overview and notes to the financial statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgments
1.5 Critical accounting estimates
1.6 Recent accounting pronouncements
2. Notes to the Consolidated Financial Statements
2.1 Cash and cash equivalents
2.2 Investments
2.3 Financial instruments
2.4 Prepayments and other assets
2.5 Other liabilities
2.6 Provisions and other contingencies
2.7 Property, plant and equipment
2.8 Leases
2.9 Goodwill and other Intangible Assets
2.10 Business combinations
2.11 Employees' Stock Option Plans (ESOP)
2.12 Income Taxes
2.13 Reconciliation of basic and diluted shares used in computing earnings per share
2.14 Related party transactions
2.15 Segment reporting
2.16 Revenue from Operations
2.17 Unbilled Revenue
2.18 Expenses by nature
2.19 Employee benefits
2.20 Equity
2.21 Other Income

Infosys Limited and subsidiaries

(In crore except equity share data)

Consolidated Balance Sheet as at	Note	March 31, 2021	March 31, 2020
ASSETS
Current assets
Cash and cash equivalents	2.1	24,714	18,649
Current investments	2.2	2,342	4,655
Trade receivables		19,294	18,487
Unbilled revenue	2.17	7,527	7,121
Prepayments and other current assets	2.4	6,668	5,595
Income tax assets	2.12	–	7
Derivative financial instruments	2.3	188	62
Total current assets		60,733	54,576
Non-current assets
Property, plant and equipment	2.7	13,623	13,699
Right-of-use assets	2.8	4,794	4,168
Goodwill	2.9	6,079	5,286
Intangible assets		2,072	1,900
Non-current investments	2.2	11,863	4,137
Unbilled revenue	2.17	594	–
Deferred income tax assets	2.12	1,098	1,744
Income tax assets	2.12	5,811	5,384
Other non-current assets	2.4	1,719	1,874
Total non-current assets		47,653	38,192
Total assets		108,386	92,768
LIABILITIES AND EQUITY
Current liabilities
Trade payables		2,645	2,852
Lease liabilities	2.8	738	619
Derivative financial instruments	2.3	56	491
Current income tax liabilities	2.12	2,146	1,490
Client deposits		–	18
Unearned revenue		4,050	2,990
Employee benefit obligations		2,020	1,832
Provisions	2.6	713	572
Other current liabilities	2.5	11,497	9,992
Total current liabilities		23,865	20,856
Non-current liabilities
Lease liabilities	2.8	4,587	4,014
Deferred income tax liabilities	2.12	875	968
Employee benefit obligations		97	38
Other non-current liabilities	2.5	2,180	1,048
Total liabilities		31,604	26,924
Equity
Share capital - 5 par value 480,00,00,000 (480,00,00,000) equity shares authorized, issued and outstanding 424,51,46,114 (424,07,53,210) equity shares fully paid up, net of 1,55,14,732 (1,82,39,356) treasury shares as at March 31, 2021 (March 31, 2020)	2.20	2,124	2,122
Share premium		993	600
Retained earnings		65,397	57,506
Cash flow hedge reserves		10	(15)
Other reserves		6,385	4,070
Capital redemption reserve		111	111
Other components of equity		1,331	1,056
Total equity attributable to equity holders of the Company		76,351	65,450
Non-controlling interests		431	394
Total equity		76,782	65,844
Total liabilities and equity		108,386	92,768

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha Company Secretary

Mumbai April 14 , 2021	Bengaluru April 14 , 2021

Infosys Limited and subsidiaries

(In crore except equity share and per equity share data)

Consolidated Statement of Comprehensive Income for the		Three months ended March 31,		Year ended March 31,
	Note	2021	2020	2021	2020
Revenues	2.16	26,311	23,267	100,472	90,791
Cost of sales	2.18	17,164	15,501	65,413	60,732
Gross profit		9,147	7,766	35,059	30,059
Operating expenses
Selling and marketing expenses	2.18	1,200	1,172	4,627	4,711
Administrative expenses	2.18	1,507	1,667	5,810	5,974
Total operating expenses		2,707	2,839	10,437	10,685
Operating profit		6,440	4,927	24,622	19,374
Other income, net	2.21	545	614	2,201	2,803
Finance cost		50	45	195	170
Profit before income taxes		6,935	5,496	26,628	22,007
Income tax expense	2.12	1,857	1,161	7,205	5,368
Net profit		5,078	4,335	19,423	16,639
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(146)	(21)	134	(180)
Equity instruments through other comprehensive income, net	2.2	9	(2)	119	(33)
		(137)	(23)	253	(213)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		26	–	25	(36)
Exchange differences on translation of foreign operations		(266)	237	130	378
Fair value changes on investments, net	2.2	(137)	15	(102)	22
		(377)	252	53	364
Total other comprehensive income/(loss), net of tax		(514)	229	306	151
Total comprehensive income		4,564	4,564	19,729	16,790
Profit attributable to:
Owners of the Company		5,076	4,321	19,351	16,594
Non-controlling interests		2	14	72	45
		5,078	4,335	19,423	16,639
Total comprehensive income attributable to:
Owners of the Company		4,570	4,545	19,651	16,732
Non-controlling interests		(6)	19	78	58
		4,564	4,564	19,729	16,790
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		11.96	10.19	45.61	38.97
Diluted ()		11.94	10.18	45.52	38.91
Weighted average equity shares used in computing earnings per equity share	2.13
Basic		424,38,05,540	4,240,181,854	424,24,16,665	4,257,754,522
Diluted		425,17,83,840	4,245,981,386	425,07,32,467	4,265,144,228

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha Company Secretary

Mumbai April 14 , 2021	Bengaluru April 14 , 2021

Infosys Limited and subsidiaries

Consolidated Statement of Changes in Equity

 (In crore except equity share data)

	Shares(1)	Share capital	Share premium	Retained earnings	Other reserves(2)	Capital redemption reserve	Other components of equity	Cash flow hedge reserve	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2019	4,335,954,462	2,170	396	58,848	2,570	61	882	21	64,948	58	65,006
Impact on account of adoption of IFRS 16*	–	–	–	(40)	–	–	–	–	(40)	–	(40)
	4,335,954,462	2,170	396	58,808	2,570	61	882	21	64,908	58	64,966
Changes in equity for the Year ended March 31, 2020
Net profit	–	–	–	16,594	–	–	–	–	16,594	45	16,639
Remeasurement of the net defined benefit liability/asset*(Refer to Note 2.19)	–	–	–	–	–	–	(180)	–	(180)	–	(180)
Fair value changes on derivatives designated as Cash flow hedge*	–	–	–	–	–	–	–	(36)	(36)	–	(36)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	365	–	365	13	378
Equity instruments through other comprehensive income*	–	–	–	–	–	–	(33)	–	(33)	–	(33)
Fair value changes on investments, net*	–	–	–	–	–	–	22	–	22	–	22
Total comprehensive income for the period	–	–	–	16,594	–	–	174	(36)	16,732	58	16,790
Shares issued on exercise of employee stock options (Refer to note 2.11)	2,666,014	1	5	–	–	–	–	–	6	–	6
Buyback of equity shares (Refer to note 2.5 and 2.20)	(97,867,266)	(49)	–	(6,211)	–	–	–	–	(6,260)	–	(6,260)
Transaction cost relating to buyback* (Refer to note 2.20)	–	–	–	(11)	–	–	–	–	(11)	–	(11)
Amount transferred to capital redemption reserve upon buyback (Refer to note 2.20)	–	–	–	(50)	–	50	–	–	–	–	–
Non–controlling interests on acquisition of subsidiary (refer to note 2.10)	–	–	–	–	–	–	–	–	–	311	311
Employee stock compensation expense (refer to note 2.11)	–	–	238	–	–	–	–	–	238	–	238
Income tax benefit arising on exercise of stock options	–	–	9	–	–	–	–	–	9	–	9
Effect of modification of equity settled share based payment awards to cash settled award (Refer to note 2.11)	–	–	(48)	(9)	–	–	–	–	(57)	–	(57)
Financial liability under option arrangements (refer to note 2.10)	–	–	–	(598)	–	–	–	–	(598)	–	(598)
Transferred to other reserves	–	–	–	(2,580)	2,580	–	–	–	–	–	–
Transferred from other reserves on utilization	–	–	–	1,080	(1,080)	–	–	–	–	–	–
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	(33)	(33)
Dividends (including dividend distribution tax)	–	–	–	(9,517)	–	–	–	–	(9,517)	–	(9,517)
Balance as at March 31, 2020	4,240,753,210	2,122	600	57,506	4,070	111	1,056	(15)	65,450	394	65,844
Balance as at April 1, 2020	4,240,753,210	2,122	600	57,506	4,070	111	1,056	(15)	65,450	394	65,844
Changes in equity for the Year ended March 31, 2021
Net profit	–	–	–	19,351	–	–	–	–	19,351	72	19,423
Remeasurement of the net defined benefit liability/asset*(Refer to Note 2.19)	–	–	–	–	–	–	134	–	134	–	134
Equity instruments through other comprehensive income* (Refer to note 2.2 and 2.12)	–	–	–	–	–	–	119	–	119	–	119
Fair value changes on derivatives designated as cash flow hedge* (Refer to note 2.3)	–	–	–	–	–	–	–	25	25	–	25
Exchange differences on translation of foreign operations	–	–	–	–	–	–	124	–	124	6	130
Fair value changes on investments, net* (Refer to note 2.2 and 2.12)	–	–	–	–	–	–	(102)	–	(102)	–	(102)
Total comprehensive income for the period	–	–	–	19,351	–	–	275	25	19,651	78	19,729
Shares issued on exercise of employee stock options (Refer to note 2.11)	43,92,904	2	13	–	–	–	–	–	15	–	15
Employee stock compensation expense (Refer to note 2.11)	–	–	253	–	–	–	–	–	253	–	253
Effect of modification of share based payment awards (Refer to note 2.11)	–	–	85	–	–	–	–	–	85	–	85
Income tax benefit arising on exercise of stock options (Refer to note 2.12)	–	–	45	–	–	–	–	–	45	–	45
Transfer on account of options not exercised	–	–	(3)	3	–	–	–	–	–	–	–
Transferred to other reserves	–	–	–	(3,354)	3,354	–	–	–	–	–	–
Transferred from other reserves on utilization	–	–	–	1,039	(1,039)	–	–	–	–	–	–
Payment towards acquisition of minority interest	–	–	–	(28)	–	–	–	–	(28)	(21)	(49)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	(20)	(20)
Dividends	–	–	–	(9,120)	–	–	–	–	(9,120)	–	(9,120)
Balance as at March 31, 2021	4,245,146,114	2,124	993	65,397	6,385	111	1,331	10	76,351	431	76,782

* net of tax

(1)	excludes treasury shares of 15,514,732 as at March 31, 2021, 18,239,356 as at April 1, 2020, and 20,324,982 as at April 1, 2019, held by consolidated trust.

(2)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha Company Secretary

Mumbai April 14 , 2021	Bengaluru April 14 , 2021

Infosys Limited and subsidiaries

Consolidated Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars		Year ended March 31,
	Note	2021	2020
Operating activities:
Net Profit		19,423	16,639
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.18	3,267	2,893
Income tax expense	2.12	7,205	5,368
Finance cost	2.8	195	170
Interest and dividend income		(577)	(488)
Effect of exchange rate changes on assets and liabilities, net		(62)	184
Impairment loss under expected credit loss model		190	161
Stock compensation expense	2.11	333	249
Other adjustments		(91)	(131)
Changes in working capital
Trade receivables and unbilled revenue		(1,835)	(3,862)
Prepayments and other assets		(669)	505
Trade payables		(245)	(373)
Unearned revenue		1,019	133
Other liabilities and provisions		2,363	1,659
Cash generated from operations		30,516	23,107
Income taxes paid		(6,389)	(4,550)
Net cash generated by operating activities		24,127	18,557
Investing activities:
Expenditure on property, plant and equipment and intangibles		(2,107)	(3,307)
Deposits placed with corporation		(207)	(108)
Interest and dividend received		515	375
Payment towards acquisition of business, net of cash acquired	2.10	(1,221)	(1,860)
Payment of contingent consideration pertaining to acquisition of business		(158)	(6)
Redemption of escrow pertaining to Buyback		–	257
Payments to acquire Investments
- Quoted debt securities		(11,517)	(2,573)
- Liquid mutual fund units and fixed maturity plan securities		(35,196)	(34,839)
- Certificates of deposit		–	(1,114)
- Equity and preference securities		–	(41)
- Other investments		(25)	(29)
Proceeds on sale of investments
- Equity and preference securities		73	27
- Certificates of deposit		1,149	2,545
- Quoted debt securities		3,955	3,649
- Commercial paper		–	500
- Liquid mutual fund units and fixed maturity plan securities		36,353	34,685
- Other investments		23	–
Other payments		(45)	–
Other receipts		49	46
Net cash (used)/generated in investing activities		(8,359)	(1,793)
Financing activities:
Payment of lease liabilities		(698)	(571)
Payment of dividends (including dividend distribution tax)		(9,117)	(9,515)
Payment of dividends to non-controlling interests of subsidiary		(20)	(33)
Payment towards acquisition of non controlling interest		(49)	–
Other receipts		83	–
Buyback of equity shares including transaction cost		–	(7,478)
Shares issued on exercise of employee stock options		15	6
Net cash used in financing activities		(9,786)	(17,591)
Effect of exchange rate changes on cash and cash equivalents		83	(92)
Net increase/(decrease) in cash and cash equivalents		5,982	(827)
Cash and cash equivalents at the beginning of the period	2.1	18,649	19,568
Cash and cash equivalents at the end of the period	2.1	24,714	18,649
Supplementary information:
Restricted cash balance	2.1	504	396

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No : 117366W/ W-100018	for and on behalf of the Board of Directors of Infosys Limited

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha Company Secretary

Mumbai April 14 , 2021	Bengaluru April 14 , 2021

Notes to the Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's consolidated financial statements are authorized for issue by the Company's Board of Directors on April 14 , 2021.

1.2 Basis of preparation of financial statements

These consolidated financial statements have been prepared in compliance with IAS 34, Interim Financial Reporting as issued by International Accounting Standards Board, under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year figures reported in this statement.

1.3 Basis of consolidation

.

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. The financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in the financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID 19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these consolidated financial statements

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to Note 2.12)

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management (Refer to Note. 2.10).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. (Refer to Note 2.7).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins (Refer to Note 2.9).

f. Leases

IFRS 16 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. After considering current and future economic conditions, the Group has concluded that no material changes are required to lease period relating to the existing lease contracts. (Refer to Note no. 2.8)

g. Allowance for credit losses on receivables and unbilled revenue

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considered current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates. In calculating expected credit loss, the Group has also considered credit reports and other related credit information for its customers to estimate the probability of default in future and has taken into account estimates of possible effect from the pandemic relating to COVID -19.

1.6 Recent accounting pronouncements

New and revised IFRS Standards in issue but not yet effective:

Amendments to IAS 16 Property, Plant and Equipment Proceeds before Intended Use

Amendments to IAS 37 Onerous Contracts Cost of Fulfilling a Contract

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform—Phase 2 Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors Definition of Accounting Estimates Amendments to IAS 1 Presentation of Financial Statements Disclosure of Accounting Policies

Amendments to IAS 16

On May 14, 2020 International Accounting Standards Board (IASB) has issued amendment to IAS 16 Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16) which amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognises the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 37

On May 14, 2020 IASB has issued Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) which specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2022, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 – Interest Rate Benchmark Reform (Phase 2)

The International Accounting Standards Board (IASB) has finalized its response to the ongoing reform of inter-bank offered rates (IBOR) and other interest rate benchmarks by issuing a package of amendments to IFRS Standards in August 2020. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform. The amendments in this final phase relate to practical expedient for particular changes in contractual cash flows, relief from specific hedge accounting requirements and certain disclosure requirement.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2021, although early adoption is permitted.

The Group has evaluated the amendment and there is no impact on its consolidated financial statements.

Amendments to IAS 8

On February 12, 2021 International Accounting Standards Board (IASB) has issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 1

On February 12, 2021 International Accounting Standards Board (IASB) has issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements which requires the entities to disclose their material accounting policies rather than their significant accounting policies.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

2. Notes to the Consolidated Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Cash and bank deposits	20,069	12,288
Deposits with financial institutions	4,645	6,361
Total Cash and cash equivalents	24,714	18,649

Cash and cash equivalents as at March 31, 2021 and March 31, 2020 include restricted cash and bank balances of 504 crore and 396 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.2 Investments

The carrying value of the investments are as follows:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
(i) Current
Fair Value through profit or loss
Liquid mutual fund units	1,500	2,104
Fixed maturity plan securities	–	489
Fair Value through other comprehensive income
Quoted Debt Securities	842	936
Certificates of deposit	–	1,126
Total current investments	2,342	4,655
(ii) Non-current
Amortised Cost
Quoted debt securities	2,152	1,846
Fair Value through other comprehensive income
Quoted debt securities	9,452	2,126
Unquoted equity and preference securities	167	102
Fair Value through profit or loss
Unquoted Preference securities	11	9
Unquoted compulsorily convertible debentures	7	–
Others(1)	74	54
Total non-current investments	11,863	4,137

Total investments	14,205	8,792
Investments carried at amortised cost	2,152	1,846
Investments carried at fair value through other comprehensive income	10,461	4,290
Investments carried at fair value through profit or loss	1,592	2,656

(1)	Uncalled capital commitments outstanding as at March 31, 2021 and March 31, 2020 was 42 crore and 61 crore, respectively.

Refer note 2.3 for accounting policies on financial instruments.

Details of amounts recorded in Other comprehensive income :

(In crore)

	Year ended March 31, 2021			Year ended March 31, 2020
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Quoted debt securities	(119)	19	(100)	27	(3)	24
Certificates of deposit	(3)	1	(2)	(4)	2	(2)
Unquoted equity and preference securities	136	(17)	119	(27)	(6)	(33)

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2021	March 31, 2020
Liquid mutual fund units	Quoted price	1,500	2,104
Fixed maturity plan securities	Market observable inputs	–	489
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	2,536	2,144
Quoted debt securities- carried at fair value through other comprehensive income	Quoted price and market observable inputs	10,294	3,062
Certificates of deposit	Market observable inputs	–	1,126
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	167	102
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	11	9
Unquoted compulsorily convertible debentures - carried at fair value through profit and loss	Discounted cash flows method	7	–
Others	Discounted cash flows method, Market multiples method, Option pricing model	74	54
Total		14,589	9,090

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3 Financial instruments

Accounting Policy

2.3.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.3.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortised cost

A financial asset is subsequently measured at amortised cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the consolidated statement of comprehensive income.

2.3.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.3.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the balance sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of those instruments.

2.3.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in consolidated statement of comprehensive income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2021 were as follows:

(In crore)

Particulars	Amortised cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	24,714	–	–	–	–	24,714	24,714
Investments (Refer to Note 2.2)
Liquid mutual fund units	–	–	1,500	–	–	1,500	1,500
Quoted debt securities	2,152	–	–	–	10,294	12,446	12,830 (1)
Unquoted equity and preference securities	–	–	11	167	–	178	178
Unquoted compulsorily convertible debentures	–	–	7	–	–	7	7
Unquoted investment others	–	–	74	–	–	74	74
Trade receivables	19,294	–	–	–	–	19,294	19,294
Unbilled revenues (Refer to Note 2.17)(3)	3,572	–	–	–	–	3,572	3,572
Prepayments and other assets (Refer to Note 2.4)	3,982	–	–	–	–	3,982	3,890 (2)
Derivative financial instruments	–	–	163	–	25	188	188
Total	53,714	–	1,755	167	10,319	65,955	66,247
Liabilities:
Trade payables	2,645	–	–	–	–	2,645	2,645
Lease liabilities	5,325	–	–	–	–	5,325	5,325
Derivative financial instruments	–	–	56	–	–	56	56
Financial liability under option arrangements	–	–	693	–	–	693	693
Other liabilities including contingent consideration ( Refer to note 2.5)	9,877	–	161	–	–	10,038	10,038
Total	17,847	–	910	–	–	18,757	18,757

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of 92 crore.

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2020 were as follows:

(In crore)

Particulars	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	18,649	–	–	–	–	18,649	18,649
Investments (Refer to Note 2.2)
Liquid mutual fund units	–	–	2,104	–	–	2,104	2,104
Fixed maturity plan securities	–	–	489	–	–	489	489
Quoted debt securities	1,846	–	–	–	3,062	4,908	5,206 (1)
Certificates of deposit	–	–	–	–	1,126	1,126	1,126
Unquoted equity and preference securities	–	–	9	102	–	111	111
Unquoted investments others	–	–	54	–	–	54	54
Trade receivables	18,487	–	–	–	–	18,487	18,487
Unbilled revenue (Refer to Note 2.17)(3)	2,796	–	–	–	–	2,796	2,796
Prepayments and other assets (Refer to Note 2.4)	3,596	–	–	–	–	3,596	3,514 (2)
Derivative financial instruments	–	–	53	–	9	62	62
Total	45,374	–	2,709	102	4,197	52,382	52,598
Liabilities:
Trade payables	2,852	–	–	–	–	2,852	2,852
Lease liabilities	4,633	–	–	–	–	4,633	4,633
Derivative financial instruments	–	–	471	–	20	491	491
Financial liability under option arrangements	–	–	621	–	–	621	621
Other liabilities including contingent consideration (Refer to note 2.5)	7,966	–	340	–	–	8,306	8,306
Total	15,451	–	1,432	–	20	16,903	16,903

(1)	On account of fair value changes including interest accrued

(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of 82 crore.

(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2021:

(In crore)

Particulars	As at March 31, 2021	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	1,500	1,500	–	–
Investments in quoted debt securities (Refer to Note 2.2)	12,830	11,374	1,456	–
Investments in unquoted equity and preference securities (Refer to Note 2.2)	178	–	–	178
Investments in compulsorily convertible debentures (Refer to Note 2.2)	7	–	–	7
Investments in unquoted investments others (Refer to Note 2.2)	74	–	–	74
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	188	–	188	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	56	–	56	–
Financial liability under option arrangements	693	–	–	693
Liability towards contingent consideration (Refer to Note 2.5)*	161	–	–	161

*Discount rate pertaining to contingent consideration ranges from 8% to 14.5%

During the year ended March 31, 2021, quoted debt securities of 107 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of 1,177 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2020:

(In crore)

Particulars	As at March 31, 2020	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	2,104	2,104	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	489	–	489	–
Investments in quoted debt securities (Refer to Note 2.2)	5,206	4,678	528	–
Investments in certificates of deposit (Refer to Note 2.2)	1,126	–	1,126	–
Investments in unquoted equity and preference securities(Refer to Note 2.2)	111	–	–	111
Investments in unquoted investments others (Refer to Note 2.2)	54	–	–	54
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	62	–	62	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	491	–	491	–
Financial liability under option arrangements	621	–	–	621
Liability towards contingent consideration (Refer to Note 2.5)*	340	–	–	340

*Discount rate pertaining to contingent consideration ranges from 8% to 14%

During the year ended March 31, 2020, quoted debt securities of 662 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of 50 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non convertible debentures.

Income from financial assets is as follows :

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Interest income from financial assets carried at amortised cost	289	327	1,195	1,289
Interest income on financial assets fair valued through other comprehensive income	128	65	409	322
Dividend income from investments carried at fair value through profit or loss	–	–	11	2
Gain / (loss) on investments carried at fair value through profit or loss	7	35	74	183
Gain / (loss) on investments carried at fair value through other comprehensive Income	2	4	82	41
	426	431	1,771	1,837

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The Group is also exposed to foreign exchange risk arising on intercompany transaction in foreign currencies.The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses foreign currency risk from financial assets and liabilities as at March 31, 2021:

 (In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	15,647	3,407	1,324	1,216	1,696	23,290
Net financial liabilities	(6,997)	(2,570)	(622)	(802)	(1,368)	(12,359)
Total	8,650	837	702	414	328	10,931

The following table analyses foreign currency risk from financial assets and liabilities as at March 31, 2020:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	14,900	2,858	1,388	824	1,707	21,677
Net financial liabilities	(6,087)	(1,747)	(667)	(331)	(1,013)	(9,845)
Total	8,813	1,111	721	493	694	11,832

Sensitivity analysis between Indian rupee and U.S. Dollar

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Impact on Group's incremental operating margins	0.48%	0.44%	0.47%	0.45%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

Particulars	As at		As at
	March 31, 2021		March 31, 2020
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Option Contracts
In Australian dollars	92	512	110	507
In Euro	165	1,415	120	993
In United Kingdom Pound Sterling	35	353	21	196
Other derivatives
Forward contracts
In Australian dollars	–	–	2	9
In Brazilian Real	–	–	57	102
In Canadian dollars	33	194	21	117
In Chinese Yuan	105	117	210	226
In Czech Koruna	313	103	–	–
In Euro	171	1,466	191	1,581
In New Zealand dollars	16	82	16	72
In Norwegian Krone	25	21	40	29
In Poland złoty	–	–	92	165
In Romanian Leu	10	17	20	33
In Singapore dollars	241	1,419	177	954
In Swedish Krona	–	–	50	37
In Swiss Franc	27	213	1	9
In U.S. dollars	1,139	8,325	1,048	7,925
In Phillipine Peso	800	121	–	–
In United Kingdom Pound Sterling	28	282	50	469
Option Contracts
In Euro	65	557	–	–
In U.S. dollars	404	2,951	555	4,196
Total forwards & options		18,148		17,620

The group recognized a net gain of 111 crore and 623 crore during the three months and year ended March 31, 2021 and a net loss of 461 crore and 447 crore during the three months and year ended March 31, 2020, respectively, on derivative financial instruments not designated as cash flow hedges which are included in other income.

The foreign exchange forward and option contracts mature within twelve months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Not later than one month	6,159	5,687
Later than one month and not later than three months	8,074	8,727
Later than three months and not later than one year	3,915	3,206
Total	18,148	17,620

During the year ended March 31, 2021 and March 31, 2020, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve as at March 31, 2021 are expected to occur and reclassified to statement of comprehensive income within 3 months.

The Group determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the three months and year ended March 31, 2021 and March 31, 2020:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Gain / (Loss)
Balance at the beginning of the period	(16)	(15)	(15)	21
Gain / (loss) recognised in other comprehensive income during the period	18	30	(126)	25
Amount reclassified to profit and loss during the period	17	(32)	160	(73)
Tax impact on above	(9)	2	(9)	12
Balance at the end of the period	10	(15)	10	(15)

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

Particulars	As at
	March 31, 2021		March 31, 2020
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	201	(69)	86	515
Amount set off	(13)	13	(24)	(24)
Net amount presented in balance sheet	188	(56)	62	491

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 19,294 crore and 18,487 crore as at March 31, 2021 and March 31, 2020, respectively and unbilled revenue amounting to 8,121 crore and 7,121 crore as at March 31, 2021 and March 31, 2020, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenues from customers primarily located in the United States of America. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The Group uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Revenue from top customer	3.0	3.1	3.2	3.1
Revenue from top ten customers	18.3	18.7	18.1	19.2

Credit risk exposure

The Group’s credit period generally ranges from 30-75 days.

The allowance of lifetime expected credit loss on customer balances for the three months and year ended March 31, 2021 was 5 crore and 184 crore, respectively.

The allowance of lifetime expected credit losses for the three months and year ended March 31, 2020 was 72 crore and 161 crore, respectively

Movement in credit loss allowance:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Balance at the beginning	829	653	705	627
Translation differences	(9)	8	(14)	17
Impairment loss recognised / (reversed)	5	72	184	161
Write-offs	(73)	(28)	(123)	(100)
Balance at the end	752	705	752	705

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit exposure

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Trade receivables	19,294	18,487
Unbilled revenue	8,121	7,121

Days Sales Outstanding (DSO) as of March 31, 2021 and March 31, 2020 was 71 days and 69 days, respectively.

Credit risk on cash and cash equivalents is limited as the Group generally invest in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Group has considered the latest available credit ratings as at the date of approval of these consolidated financial statements..

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non convertible debentures. The Group invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Group will not be able to settle or meet its obligations on time.

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2021, the Group had a working capital of 36,868 crore including cash and cash equivalents of 24,714 crore and current investments of 2,342 crore. As at March 31, 2020, the Group had a working capital of 33,720 crore including cash and cash equivalents of 18,649 crore and current investments of 4,655 crore.

As at March 31, 2021 and March 31, 2020, the outstanding employee benefit obligations were 2,117 crore and 1,870 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2021:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,645	–	–	–	2,645
Other financial liabilities (excluding liability towards contingent consideration) (Refer to Note 2.5)	9,239	411	197	30	9,877
Financial liability under option arrangements	–	615	78	–	693
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	76	67	38	–	181

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2020:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	2,852	–	–	–	2,852
Other financial liabilities (excluding liability towards contingent consideration) (Refer to Note 2.5)	7,939	22	5	–	7,966
Financial liability under option arrangements	–	–	621	–	621
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	225	75	67	–	367

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Current
Rental deposits	30	27
Security deposits	6	8
Loans to employees	159	239
Prepaid expenses(1)	1,160	968
Interest accrued and not due	620	474
Withholding taxes and others(1)	2,091	1,583
Advance payments to vendors for supply of goods(1)	141	145
Deposit with corporations*	2,016	1,795
Deferred contract cost(1)	65	33
Net investment in sublease of right of use asset (refer to note 2.8)	38	35
Other non financial assets	3	28
Other financial assets	339	260
Total Current prepayment and other assets	6,668	5,595
Non-current
Loans to employees	32	21
Deposit with corporations*	42	55
Rental deposits	217	221
Security deposits	49	50
Withholding taxes and others(1)	705	777
Deferred contract cost(1)	143	101
Prepaid expenses(1)	78	87
Net investment in sublease of right of use asset (refer to note 2.8)	350	398
Defined benefit plan assets(1)	19	151
Other financial assets	84	13
Total Non- current prepayment and other assets	1,719	1,874
Total prepayment and other assets	8,387	7,469
Financial assets in prepayments and other assets	3,982	3,596

(1)	Non financial assets

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

*Deposit with corporations represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Other liabilities

Other liabilities comprise the following :

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Current
Accrued compensation to employees	4,019	2,958
Accrued expenses	4,475	3,921
Withholding taxes and others(1)	2,170	1,759
Retention money	13	72
Liabilities of controlled trusts	199	188
Deferred income - government grants(1)	3	2
Accrued defined benefit plan liability (1)	6	67
Liability towards contingent consideration	75	219
Capital Creditors	371	280
Other non-financial liabilities (1)	4	6
Other financial liabilities	162	520
Total current other liabilities	11,497	9,992
Non-current
Liability towards contingent consideration	86	121
Accrued expenses	569	–
Withholding taxes and others(1)	364	–
Accrued defined benefit plan liability (1)	324	213
Accrued compensation to employees	–	22
Deferred income - government grants(1)	57	43
Deferred income(1)	17	21
Other financial liabilities	69	5
Other non-financial liabilities(1)	1	2
Financial liability under option arrangements	693	621
Total non-current other liabilities	2,180	1,048
Total other liabilities	13,677	11,040
Financial liabilities included in other liabilities	10,731	8,927
Financial liability towards contingent consideration on an undiscounted basis	181	367

(1)	Non financial liabilities

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance.

2.6 Provisions and other contingencies

Accounting Policy

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provisions comprise the following:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Provision for post sales client support and other provisions	713	572
	713	572

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

The movement in the provision for post sales client support and other provisions is as follows:

(In crore)

Particulars	Three months ended March 31, 2021	Year ended March 31, 2021
Balance at the beginning	742	572
Provision recognized / (reversed)	10	308
Provision utilized	(39)	(145)
Translation difference	–	(22)
Balance at the end	713	713

Provision for post sales client support and other provisions is included in cost of sales in the consolidated statement of comprehensive income.

As at March 31, 2021 and March 31, 2020 claims against the Group, not acknowledged as debts, (excluding demands from income tax authorities- Refer to Note 2.12) amounted to 599 crore and 230 crore respectively.

Legal proceedings

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.7 Property, plant and equipment

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery(1)	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Includes solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the consolidated statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the consolidated statement of comprehensive income.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2021:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at January 1, 2021	1,390	10,331	4,829	7,390	2,987	44	26,971
Additions	8	240	141	324	77	1	791
Deletions	(1)	–	(9)	(72)	(21)	(1)	(104)
Translation difference	–	(6)	2	(3)	–	–	(7)
Gross carrying value as at March 31, 2021	1,397	10,565	4,963	7,639	3,043	44	27,651
Accumulated depreciation as at January 1, 2021	–	(3,578)	(3,497)	(5,466)	(2,089)	(32)	(14,662)
Depreciation	–	(98)	(113)	(241)	(85)	(1)	(538)
Accumulated depreciation on deletions	–	–	8	63	21	1	93
Translation difference	–	1	3	8	4	–	16
Accumulated depreciation as at March 31, 2021	–	(3,675)	(3,599)	(5,636)	(2,149)	(32)	(15,091)
Capital work-in progress as at January 1, 2021							1,325
Carrying value as at January 1, 2021	1,390	6,753	1,332	1,924	898	12	13,634
Capital work-in progress as at March 31, 2021							1,063
Carrying value as at March 31, 2021	1,397	6,890	1,364	2,003	894	12	13,623

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2020:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at January 1, 2020	1,314	9,460	4,509	6,513	2,752	43	24,591
Additions	2	524	192	192	144	1	1,055
Additions- Business combinations (Refer to Note 2.10)	–	–	1	2	5	–	8
Deletions	–	–	(5)	(38)	(22)	–	(65)
Translation difference	–	32	4	7	8	1	52
Gross carrying value as at March 31, 2020	1,316	10,016	4,701	6,676	2,887	45	25,641
Accumulated depreciation as at January 1, 2020	–	(3,190)	(3,041)	(4,711)	(1,774)	(26)	(12,742)
Depreciation	–	(91)	(123)	(209)	(92)	(2)	(517)
Accumulated depreciation on deletions	–	–	5	38	22	–	65
Translation difference	–	(3)	(2)	(3)	(4)	–	(12)
Accumulated depreciation as at March 31, 2020	–	(3,284)	(3,161)	(4,885)	(1,848)	(28)	(13,206)
Capital work-in progress as at January 1, 2020							1,689
Carrying value as at January 1, 2020	1,314	6,270	1,468	1,802	978	17	13,538
Capital work-in progress as at March 31, 2020							1,264
Carrying value as at March 31, 2020	1,316	6,732	1,540	1,791	1,039	17	13,699

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2021:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2020	1,316	10,016	4,701	6,676	2,887	45	25,641
Additions	82	511	285	1,159	193	1	2,231
Additions- Business combinations (Refer to Note 2.10)	–	–	3	4	3	–	10
Deletions	(1)	–	(32)	(211)	(46)	(2)	(292)
Translation difference	–	38	6	11	6	–	61
Gross carrying value as at March 31, 2021	1,397	10,565	4,963	7,639	3,043	44	27,651
Accumulated depreciation as at April 1, 2020	–	(3,284)	(3,161)	(4,885)	(1,848)	(28)	(13,206)
Depreciation	–	(386)	(468)	(954)	(352)	(6)	(2,166)
Accumulated depreciation on deletions	–	–	30	199	46	2	277
Translation difference	–	(5)	–	4	5	–	4
Accumulated depreciation as at March 31, 2021	–	(3,675)	(3,599)	(5,636)	(2,149)	(32)	(15,091)
Capital work-in progress as at April 1, 2020							1,264
Carrying value as at April 1, 2020	1,316	6,732	1,540	1,791	1,039	17	13,699
Capital work-in progress as at March 31, 2021							1,063
Carrying value as at March 31, 2021	1,397	6,890	1,364	2,003	894	12	13,623

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2020:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2019	1,910	8,926	3,951	5,846	2,220	38	22,891
Additions	11	1,056	756	930	677	7	3,437
Additions- Business combinations (Refer to Note 2.10)	–	–	1	62	15	–	78
Deletions	–	–	(14)	(179)	(39)	(1)	(233)
Reclassified on account of adoption of IFRS 16	(605)	–	–	–	–	–	(605)
Translation difference	–	34	7	17	14	1	73
Gross carrying value as at March 31, 2020	1,316	10,016	4,701	6,676	2,887	45	25,641
Accumulated depreciation as at April 1, 2019	(33)	(2,927)	(2,697)	(4,192)	(1,541)	(22)	(11,412)
Depreciation	–	(353)	(476)	(862)	(337)	(7)	(2,035)
Accumulated depreciation on deletions	–	–	14	178	39	1	232
Reclassified on account of adoption of IFRS 16	33	–	–	–	–	–	33
Translation difference	–	(4)	(2)	(9)	(9)	–	(24)
Accumulated depreciation as at March 31, 2020	–	(3,284)	(3,161)	(4,885)	(1,848)	(28)	(13,206)
Capital work-in progress as at April 1, 2019							1,877
Carrying value as at April 1, 2019	1,877	5,999	1,254	1,654	679	16	13,356
Capital work-in progress as at March 31, 2020							1,264
Carrying value as at March 31, 2020	1,316	6,732	1,540	1,791	1,039	17	13,699

The aggregate depreciation expense is included in cost of sales in the consolidated statement of comprehensive income.

The contractual commitments for capital expenditure primarily comprises of commitments for infrastructure facilities and computer equipment’s aggregating to 733 crore and 1,365 crore as at March 31, 2021 and March 31, 2020, respectively.

2.8 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land and buildings. The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of the leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Transition

Effective April 1, 2019, the Group adopted Ind AS 116 “Leases” using the modified retrospective method. On transition, the adoption of the new standard resulted in recognition of 'Right of Use' asset of 2,907 crore, 'Net investment in sublease' of ROU asset of 430 crore and a lease liability of 3,598 crore. The cumulative effect of applying the standard, amounting to 40 crore was debited to retained earnings, net of taxes. The effect of this adoption is insignificant on the profit before tax, profit for the period and earnings per share.

Following are the changes in the carrying value of right of use assets for the three months ended March 31, 2021:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of January 1, 2021	632	3,750	19	110	4,511
Additions*	–	433	2	58	493
Deletions	–	(7)	–	–	(7)
Depreciation	(2)	(149)	(2)	(12)	(165)
Translation difference	–	(43)	–	5	(38)
Balance as of March 31, 2021	630	3,984	19	161	4,794

*Net of lease incentives of 9 crore related to lease of buildings

Following are the changes in the carrying value of right of use assets for the three months ended March 31, 2020:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of January 1, 2020	625	3,169	18	42	3,854
Additions*	1	478	–	1	480
Deletions	–	(23)	(1)	–	(24)
Depreciation	(1)	(149)	(2)	(2)	(154)
Translation difference	1	10	–	1	12
Balance as of March 31, 2020	626	3,485	15	42	4,168

*Net of lease incentives of 47 crore related to lease of buildings

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2021:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2020	626	3,485	15	42	4,168
Additions*	7	1,234	13	140	1,394
Deletions	–	(147)	–	–	(147)
Depreciation	(7)	(591)	(11)	(26)	(635)
Translation difference	4	3	2	5	14
Balance as of March 31, 2021	630	3,984	19	161	4,794

*Net of lease incentives of 94 crore related to lease of buildings

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2020:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2019	–	2,898	9	–	2,907
Reclassified on account of adoption of IFRS 16	634	–	–	–	634
Additions*	1	1,064	6	49	1,120
Additions through business combination	–	177	10	–	187
Deletions	(3)	(130)	(1)	–	(134)
Depreciation	(6)	(540)	(9)	(8)	(563)
Translation difference	–	16	–	1	17
Balance as of March 31, 2020	626	3,485	15	42	4,168

*Net of lease incentives of 115 crore related to lease of buildings

The aggregate depreciation expense on ROU assets is included in cost of sales in the consolidated statement of comprehensive income.

The following is the break-up of current and non-current lease liabilities as of March 31, 2021 and March 31, 2020:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Current lease liabilities	738	619
Non-current lease liabilities	4,587	4,014
Total	5,325	4,633

The following is the movement in lease liabilities during the three months and year ended March 31, 2021 and March 31, 2020:

(In crore)

	Three months ended March 31,		Year ended March 31,
Particulars	2021	2020	2021	2020
Balance as at Beginning	5,061	4,143	4,633	3,598
Additions	504	575	1,494	1,241
Additions through business combination (Refer to Note 2.10)	–	–	–	224
Deletions	(7)	(29)	(168)	(145)
Finance cost accrued during the period	45	45	176	170
Payment of lease liabilities	(211)	(208)	(821)	(639)
Translation difference	(67)	107	11	184
Balance as at end	5,325	4,633	5,325	4,633

The table below provides details regarding the contractual maturities of lease liabilities as at March 31, 2021 and March 31, 2020 on an undiscounted basis:

(In crore)

Particulars	March 31, 2021	March 31, 2020
Less than one year	867	796
One to five years	3,011	2,599
More than five years	2,239	2,075
Total	6,117	5,470

The group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due

Rental expense recorded for short-term leases was 22 crore and 82 crore for the three months and year ended March 31, 2021 respectively. Similarly, Rental expense recorded for short-term leases was 24 crore and 89 crore for the three months and year ended March 31, 2020 respectively.

The following is the movement in the net-investment in sub-lease of ROU asset during the three months and year ended March 31, 2021 and March 31, 2020:

(In crore)

	Three months ended March 31,		Year ended March 31,
Particulars	2021	2020	2021	2020
Balance as at beginning	394	417	433	430
Additions	3	–	3	–
Interest income accrued during the period	3	4	14	15
Lease receipts	(12)	(12)	(49)	(46)
Translation difference	–	24	(13)	34
Balance as at the end	388	433	388	433

The table below provides details regarding the contractual maturities of net investment in sublease of ROU asset as at March 31, 2021 and March 31, 2020 on an undiscounted basis:

(In crore)

Particulars	March 31, 2021	March 31, 2020
Less than one year	51	50
One to five years	218	217
More than five years	179	244
Total	448	511

Leases not yet commenced to which Group is committed is 179 crore for a lease term ranging from 5 years to 10 years.

2.9 Goodwill and other Intangible Assets

2.9.1 Goodwill

Accounting Policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized immediately in the net profit in the Statement of Comprehensive Income. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGU’s which benefit from the synergies of the acquisition. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the Statement of Comprehensive Income and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Carrying value at the beginning	5,286	3,540
Goodwill on Stater acquisition	–	399
Goodwill on Hipus acquisition	–	108
Goodwill on Simplus acquisition	–	983
Goodwill on acquisitions (refer to note 2.10)	758	–
Translation differences	35	256
Carrying value at the end	6,079	5,286

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to the CGU's or groups of CGUs.

The following table presents the allocation of goodwill to operating segments as at March 31, 2021 and March 31, 2020 respectively :

 (In crore)

Segment	As at
	March 31, 2021	March 31, 2020
Financial services	1,359	1,262
Retail	797	500
Communication	605	472
Energy, Utilities, Resources and Services	1,046	886
Manufacturing	487	378
	4,294	3,498
Operating segments without significant goodwill	925	766
Total	5,219	4,264

The goodwill pertaining to Panaya is tested for impairment at the entity level as at March 31, 2021 and amounts to 860 crore.

The goodwill pertaining to Panaya, Kallidus and Skava are tested for impairment at the respective entity level, amounting to 1,022 crore as at March 31, 2020.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows. The key assumptions used for the calculations are as follows:

(in %)

As at
	March 31, 2021	March 31, 2020
Long term growth rate	8-10	7-10
Operating margins	19-21	17-20
Discount rate	11.7	11.9

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2021, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in the key assumptions consequent to the change in estimated future economic conditions on account of possible effects relating to Covid 19 is unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating units.

2.9.2 Other intangible assets

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortisation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2021:

(In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at January 1, 2021	1,951	785	1	280	669	3,686
Additions during the period	–	10	–	–	–	10
Deletions	–	–	–	–	–	–
Translation differences	113	29	–	13	(3)	152
Gross carrying value as at March 31, 2021	2,064	824	1	293	666	3,848
Accumulated amortization as at January 1, 2021	(799)	(435)	(1)	(73)	(134)	(1,442)
Amortization expense	(70)	(17)	–	(10)	(31)	(128)
Deletions	–	–	–	–	–	–
Translation differences	(152)	(40)	–	(16)	2	(206)
Accumulated amortization as at March 31, 2021	(1,021)	(492)	(1)	(99)	(163)	(1,776)
Carrying value as at January 1, 2021	1,152	350	–	207	535	2,244
Carrying value as at March 31, 2021	1,043	332	–	194	503	2,072
Estimated Useful Life (in years)	1-15	3-10	–	3-10	3-7
Estimated Remaining Useful Life (in years)	1-13	1-8	–	1-9	1-7

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2020:

(In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at January 1, 2020	1,661	642	1	126	84	2,514
Additions during the period	–	21	–	–	–	21
Acquisition through business combination (Refer note no. 2.10)	152	–	–	111	325	588
Deletions	–	–	–	–	–	–
Translation differences	65	34	–	4	2	105
Gross carrying value as at March 31, 2020	1,878	697	1	241	411	3,228
Accumulated amortization as at January 1, 2020	(685)	(402)	(1)	(59)	(46)	(1,193)
Amortization expense	(40)	(23)	–	(5)	(10)	(78)
Deletions	–	–	–	–	–	–
Translation differences	(30)	(25)	–	(2)	–	(57)
Accumulated amortization as at March 31, 2020	(755)	(450)	(1)	(66)	(56)	(1,328)
Carrying value as at January 1, 2020	976	240	–	67	38	1,321
Carrying value as at March 31, 2020	1,123	247	–	175	355	1,900
Estimated Useful Life (in years)	1-15	3-10	–	5-10	3-5
Estimated Remaining Useful Life (in years)	0-14	0-9	–	1-10	1-5

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2021:

(In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at April 1, 2020	1,878	697	1	241	411	3,228
Additions during the period	–	101	–	–	–	101
Acquisition through business combination (Refer note no. 2.10)	179	33	–	57	266	535
Deletions	–	–	–	–	–	–
Translation differences	7	(7)	–	(5)	(11)	(16)
Gross carrying value as at March 31, 2021	2,064	824	1	293	666	3,848
Accumulated amortization as at April 1, 2020	(755)	(450)	(1)	(66)	(56)	(1,328)
Amortization expense	(272)	(53)	–	(34)	(107)	(466)
Deletions	–	–	–	–	–	–
Translation differences	6	11	–	1	–	18
Accumulated amortization as at March 31, 2021	(1,021)	(492)	(1)	(99)	(163)	(1,776)
Carrying value as at April 1, 2020	1,123	247	–	175	355	1,900
Carrying value as at March 31, 2021	1,043	332	–	194	503	2,072
Estimated Useful Life (in years)	1-15	3-10	–	3-10	3-7
Estimated Remaining Useful Life (in years)	1-13	1-8	–	1-9	1-7

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2020:

(In crore)

Particulars	Customer related	Software related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others*	Total
Gross carrying value as at April 1, 2019	937	441	1	73	99	83	1,634
Additions during the period	–	86	–	–	–	–	86
Acquisition through business combination (Refer note no. 2.10)	817	110	–	–	135	325	1,387
Reclassified on account of adoption of IFRS 16	–	–	–	(73)	–	–	(73)
Deletions	–	–	–	–	–	–	–
Translation differences	124	60	–	–	7	3	194
Gross carrying value as at March 31, 2020	1,878	697	1	–	241	411	3,228
Accumulated amortization as at April 1, 2019	(557)	(302)	(1)	(11)	(44)	(28)	(943)
Amortization expense	(146)	(105)	–	–	(17)	(27)	(295)
Reduction in value	–	–	–	11	–	–	11
Deletions	–	–	–	–	–	–	–
Translation differences	(52)	(43)	–	–	(5)	(1)	(101)
Accumulated amortization as at March 31, 2020	(755)	(450)	(1)	–	(66)	(56)	(1,328)
Carrying value as at April 1, 2019	380	139	–	62	55	55	691
Carrying value as at March 31, 2020	1,123	247	–	–	175	355	1,900
Estimated Useful Life (in years)	1-15	3-10	–	–	5-10	3-5
Estimated Remaining Useful Life (in years)	0-14	0-9	–	–	1-10	1-5

* Majorly includes intangibles related to vendor relationships

Research and development expense recognized in net profit in the consolidated statement of comprehensive income for the three months ended March 31, 2021 and March 31, 2020 was 246 crore and 209 crore respectively, and for the year ended March 31, 2021 and March 31, 2020 was 945 crore and 829 crore respectively.

2.10 BUSINESS COMBINATIONS

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Statement of Comprehensive Income.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value of the assets and liabilities in the Group's consolidated financial statements.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognised.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Acquisitions during the year ended March 31, 2021

During the year ended March 31, 2021 the Group, completed three business combinations to complement its digital offerings and end to end customer experience offerings to customers by acquiring 100% voting interests in

(i)	Kaleidoscope Animations, Inc. a US based Product Design and Development services focused primarily on medical devices on October 9, 2020

(ii)	GuideVision, s.r.o a ServiceNow Elite Partner in Europe on October 1, 2020 and

(iii)	Beringer Commerce Inc. and Beringer Capital Digital Group Inc., collectively known as Blue Acorn iCi, an Adobe Platinum partner in the US, and a leader in digital customer experience, commerce and analytics on October 27, 2020

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the dates of acquisition as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets(1)	137	–	137
Intangible assets –
Vendor relationships	–	266	266
Customer contracts and relationships	–	179	179
Brand	–	57	57
Software license	–	33	33
Deferred tax liabilities on intangible assets	–	(23)	(23)
Total	137	512	649
Goodwill			758
Total purchase price			1,407

(1)	Includes cash and cash equivalents acquired of 80 crore.

The excess of the purchase consideration paid over the fair value of net assets acquired has been attributed to goodwill. Goodwill majorly includes the value expected from increase in revenues from various new streams of business, addition of new customers, and estimated synergies which does not qualify as an intangible asset.

Goodwill amounting to 520 crore is not tax deductible. Goodwill pertaining to these business combinations is allocated to all the operating segments as more fully described in Note 2.9.1

The purchase consideration of 1,407 crore includes cash consideration of 1,307 crore and contingent consideration with an estimated fair value of 100 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rates ranging from 12% to 13.5%. The undiscounted value of contingent consideration as of March 31, 2021 was 116 crore.

Additionally, these acquisitions have retention payouts payable to the employees of the acquiree over the next two to three years, subject to their continuous employment with the group along with achievement of financial targets for the respective years. Retention bonus is recognized in employee benefit expenses in the statement of comprehensive income over the period of service.

Fair value of trade receivables acquired, is 108 crore as of acquisition date and as of March 31, 2021 the amounts are substantially collected.

The transaction costs of 11 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2021.

HIPUS Co., Ltd (formerly, Hitachi Procurement Service Co. Ltd)

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of voting interests in HIPUS Co., Limited, a wholly owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately 206 crore). The Group recorded a financial liability for the estimated present value of its gross obligation to purchase the Non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity.

HIPUS handles indirect materials purchasing functions for the Hitachi Group. The entity provides end-to-end procurement capabilities, through its procurement function expertise, localized team and BPM networks in Japan. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an amortizable intangible asset.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the dates of acquisition as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	41	–	41
Intangible assets - Customer contracts and relationships	–	116	116
Deferred tax liabilities on intangible assets	–	(36)	(36)
	41	80	121
Goodwill			108
Less: Non-controlling Interest			(23)
Total purchase price			206

* Includes cash and cash equivalents acquired of 179 crore.

Goodwill is not tax deductible

The gross amount of trade receivables acquired and its fair value is 1,400 crore and the amount has been fully collected. Trade payables as on the acquisition date amounted to 1,508 crore.

The transaction costs of 8 crore related to the acquisition have been included under administrative expenses in the statement of Comprehensive Income for the year ended March 31, 2019.

Stater N.V.

On May 23, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 75% of voting interests in Stater N.V (Stater), a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherland, for a total cash consideration of Euro 154 million (approximately 1,195 crore). The company has recorded a financial liability for the estimated present value of its gross obligation to purchase the Non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity (refer to note 2.6)

Stater brings European mortgage expertise and a robust digital platform to drive superior customer experience. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an amortizable intangible asset.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the dates of acquisition as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	541	–	541
Intangible assets - Customer contracts and relationships	–	549	549
Intangible assets - Technology	–	110	110
Intangible assets - Brand	–	24	24
Deferred tax liabilities on intangible assets	–	(140)	(140)
	541	543	1,084
Goodwill			399
Less: Non controlling interest			(288)
Total purchase price			1,195

* Includes cash and cash equivalents acquired of 505 crore.

Goodwill is not tax deductible

The gross amount of trade receivables acquired and its fair value is 78 crore and the amount is substantially collected.

The transaction costs of 5 crore related to the acquisition have been included under administrative expenses in the statement of Comprehensive Income for the year ended March 31, 2020.

Outbox systems Inc. dba Simplus

On March 13, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Outbox systems Inc. dba Simplus , a US based sales force advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to $250 million (approximately 1,892 crore), comprising of cash consideration of $180 million (approximately 1,362 crore), contingent consideration of up to $20 million (approximately 151 crore).

Simplus brings to Infosys globally recognized Salesforce expertise, industry knowledge, solution assets, deep ecosystem relationships and a broad clientele, across a variety of industries. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. Goodwill includes the value expected from addition of new customers and estimated synergies which does not qualify as an intangible asset.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the dates of acquisition as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	22	–	22
Intangible assets - Customer contracts and relationships	–	152	152
Intangible assets - Vendor relationships	–	325	325
Intangible assets - Brand	–	111	111
Deferred tax liabilities on intangible assets	–	(152)	(152)
	22	436	458
Goodwill			983
Total purchase price			1,441

* Includes cash and cash equivalents acquired of 7 crore.

Goodwill is not tax deductible.

The fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	1,357
Fair value of contingent consideration	84
Total purchase price	1,441

The gross amount of trade receivables acquired and its fair value is approximately 73 crore and the amount is substantially collected.

Additionally, this acquisition has retention payouts payable to the employees of the acquiree over the next three years, subject to their continuous employment with the group along with achievement of financial targets for the respective years. Retention bonus is recognized in employee benefit expenses in the statement of comprehensive Income over the period of service.

The transaction costs of 6 crore related to the acquisition have been included under administrative expenses in the statement of Comprehensive Income for the year ended March 31, 2020.

Business transfer- Kallidus Inc. and Skava Systems Private Limited

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as “Skava”), to transfer the business of Skava to Infosys Limited for a consideration based on an independent valuation. On August 15, 2020 the company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of 171 crore and 66 crore respectively on securing the requisite regulatory approvals . The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statements.

On March 9, 2021, Kalldius Inc was liquidated. Further, on March 29, 2021, the shareholders of Skava have approved to voluntarily liquidate the affairs of the Company. Accordingly, Skava will complete the process of voluntary liquidation pursuant to Section 59 of the Insolvency and Bankruptcy Code of 2016 and applicable provisions of the Companies Act, 2013.

2.11 Employees' Stock Option Plans (ESOP)

Accounting Policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in net profit in the consolidated statement of comprehensive income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan)

On June 22, 2019 pursuant to the approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan , up to 45,000,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC) . The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 1,55,14,732 and 18,239,356 shares as at March 31, 2021 and March 31, 2020, respectively under the 2015 plan. Out of these shares 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2021 and March 31, 2020.

The following is the summary of grants during the three months and year ended March 31, 2021 and March 31, 2020:

	2019 Plan				2015 Plan
Particulars	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020	2021	2020	2021	2020
Equity settled RSU
KMPs	106,000	169,000	313,808	356,793	253,054	295,800	457,151	507,896
Employees other than KMP	1,282,600	1,734,500	1,282,600	1,734,500	2,144,960	1,370,250	2,203,460	3,346,280
	1,388,600	1,903,500	1,596,408	2,091,293	2,398,014	1,666,050	2,660,611	3,854,176
Cash settled RSU
KMPs	–	–	–	–	–	180,400	–	180,400
Employees other than KMP	–	–	–	–	115,250	377,260	115,250	475,740
	–	–	–	–	115,250	557,660	115,250	656,140
Total Grants	1,388,600	1,903,500	1,596,408	2,091,293	2,513,264	2,223,710	2,775,861	4,510,316

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 25,775 RSUs was made effective February 1, 2021 for fiscal 2021. Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of March 31, 2021, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments.

The Board, on April 20, 2020, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value of 13 crore for fiscal 2021 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 192,964 performance based RSU’s were granted effective May 2, 2020.

Under the 2019 plan:

The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 148,434 performance based RSU’s were granted effective May 2, 2020.

COO and Whole time director

Under the 2019 plan:

The Board, on April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 4 crore for fiscal 2021 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 59,374 performance based RSU’s were granted effective May 2, 2020.

Other KMP

Under the 2015 plan:

On April 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 11,133 RSUs to other KMP under the 2015 Plan. The grants were made effective May 2, 2020. The performance based RSUs will vest over three years based on certain performance targets.

On January 13, 2021, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 13,879 RSUs to other KMPs under the 2015 plan. The grants were made effective February 1, 2021. These RSUs will vest over four years.

On March 30, 2021, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 213,400 RSUs to other KMPs under the 2015 plan. The grants were made effective March 31, 2021. These RSUs will vest over four years.

Under the 2019 plan:

On March 30, 2021, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance based grants of 106,000 RSUs to other KMPs under the 2019 plan. The grants were made effective March 31, 2021. These RSUs will vest over three years based on achievement of certain performance targets.

Break-up of employee stock compensation expense

(in crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Granted to:
KMP	20	11	76	56
Employees other than KMP	55	55	257	193
Total (1)	75	66	333	249
(1) Cash settled stock compensation expense included in the above	21	7	80	11

Share based payment arrangements that were modified during the year ended March 31, 2020:

During the year ended March 31, 2020, the company issued stock appreciation rights as replacement for outstanding ADS settled RSU and ESOP awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts' dated October 10, 2019 which prohibited companies to allot ADS to Indian residents and Non resident Indians. The awards were granted after necessary approvals from the NARC. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of 57 crore is recognized as financial liability with a corresponding adjustment to equity.

Share based payment arrangements that were modified during the year ended March 31, 2021:

During the year ended March 31, 2021, the company issued ADS settled RSU and ESOP awards as replacement for outstanding stock appreciation rights awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts - Clarifications' dated December 18, 2020 which allows Non resident Indians to hold depository reciepts. The awards were granted after necessary approvals from the NARC. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of 85 crore is recognized as equity with a corresponding adjustment to financial liability.

The activity in the 2015 and 2019 plan for equity-settled share based payment transactions during the three months and year ended March 31, 2021 and March 31, 2020 respectively is set out as follows:

Particulars	Three months ended March 31, 2021		Three months ended March 31, 2020		Year ended March 31, 2021		Year ended March 31, 2020
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	6,447,968	4.25	8,679,944	3.77	8,780,898	3.96	9,181,198	3.13
Granted	2,398,014	5.00	1,666,050	5.00	2,660,611	5.00	3,854,176	5.00
Exercised	1,568,680	4.04	955,650	3.72	3,783,462	3.55	2,561,218	2.95
Modification to equity settled awards	873,250	–	–	–	871,900	–	–	–
Modification to cash settled awards	–	–	408,568	–	–	–	1,061,820	–
Forfeited and expired	103,312	4.27	200,878	3.74	482,707	4.13	631,438	3.29
Outstanding at the end	8,047,240	4.52	8,780,898	3.96	8,047,240	4.52	8,780,898	3.96
Exercisable at the end	152,245	3.37	392,185	2.54	152,245	3.37	392,185	2.54
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	902,930	529	1,146,354	520	1,100,330	539	1,623,176	516
Granted	–	–	–	–	–	–	–	–
Exercised	56,500	515	31,124	499	239,272	534	104,796	516
Modification to equity settled awards	203,026	–	–	–	203,026	–	–	–
Modification to cash settled awards	–	–	–	–	–	–	351,550	–
Forfeited and expired	–	–	14,900	499	14,628	566	66,500	528
Outstanding at the end	1,049,456	535	1,100,330	539	1,049,456	535	1,100,330	539
Exercisable at the end	1,002,130	536	780,358	543	1,002,130	536	780,358	543
2019 Plan: RSU
Outstanding at the beginning	2,065,808	5.00	187,793	5.00	2,091,293	5.00	–	–
Granted	1,388,600	5.00	1,903,500	5.00	1,596,408	5.00	2,091,293	5.00
Exercised	229,325	5.00	–	–	370,170	5.00	–	–
Forfeited and expired	174,510	5.00	–	–	266,958	5.00	–	–
Outstanding at the end	3,050,573	5.00	2,091,293	5.00	3,050,573	5.00	2,091,293	5.00
Exercisable at the end	233,050	5.00	–	–	233,050	5.00	–	–

During the three months ended March 31, 2021 and March 31, 2020 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,331 and 720 respectively.

During the year ended March 31, 2021 and March 31, 2020 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,097 and 751 respectively.

During the three months ended March 31, 2021 and March 31, 2020 the weighted average share price of options exercised under the 2019 Plan on the date of exercise was 1,353 and Nil respectively.

During the year ended March 31, 2021 and March 31, 2020 the weighted average share price of options exercised under the 2019 Plan on the date of exercise was 1,166 and Nil respectively.

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2021 is as follows:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	3,050,573	1.48	5.00	8,047,240	1.67	4.52
450 - 600 (ESOP)	–	–	–	1,049,456	1.83	535
	3,050,573	1.48	5.00	9,096,696	1.69	66

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2020 was as follows:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	2,091,293	1.76	5.00	8,780,898	1.59	3.96
450 - 600 (ESOP)	–	–	–	1,100,330	3.48	539
	2,091,293	1.76	5.00	9,881,228	1.80	64

As at March 31, 2021 and March 31, 2020, 2,71,838 and 1,756,521 (net of forfeitures) cash settled options were outstanding respectively. The carrying value of liability towards cash settled share based payments was 7 crore and 48 crore as at March 31, 2021 and March 31, 2020 respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant with the following assumptions:

Particulars	For options granted in
	Fiscal 2021- Equity Shares-RSU	Fiscal 2021- ADS-RSU	Fiscal 2020- Equity Shares-RSU	Fiscal 2020- ADS-RSU
Weighted average share price () / ($ ADS)	1,253	18.46	728	10.52
Exercise price ()/ ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	30-35	30-36	22-30	22-26
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	4-5	0.1-0.3	6-7	1-3
Weighted average fair value as on grant date () / ($ ADS)	1,124	16.19	607	7.84

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 INCOME TAXES

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to securities premium.

Income tax expense in the consolidated statement of comprehensive income comprises:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Current taxes
Domestic taxes	1,312	1,181	5,305	4,454
Foreign taxes	350	154	1,367	1,321
	1,662	1,335	6,672	5,775
Deferred taxes
Domestic taxes	191	(328)	633	(307)
Foreign taxes	4	154	(100)	(100)
	195	(174)	533	(407)
Income tax expense	1,857	1,161	7,205	5,368

Income tax expense for the three months ended March 31, 2021 and March 31, 2020 includes reversal (net of provisions) of 62 crore and 183 crore respectively. Income tax expense for the year ended March 31, 2021 and March 31, 2020 includes reversal (net of provisions) of 348 crore and 379 crore respectively. These reversals pertains to prior periods on account of adjudication of certain disputed matters in favor of the Company and upon filing of return across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Profit before income taxes	6,935	5,496	26,628	22,007
Enacted tax rates in India	34.94%	34.94%	34.94%	34.94%
Computed expected tax expense	2,423	1,921	9,305	7,691
Tax effect due to non-taxable income for Indian tax purposes	(677)	(741)	(2,569)	(2,718)
Overseas taxes	186	125	732	728
Tax provision (reversals)	(62)	(183)	(348)	(379)
Effect of exempt non-operating income	(8)	(16)	(34)	(41)
Effect of unrecognized deferred tax assets	–	(9)	10	53
Effect of differential tax rates	(27)	(7)	(129)	(81)
Effect of non-deductible expenses	53	13	148	120
Branch profit tax (net of credits)	(2)	55	(27)	(35)
Others	(29)	3	117	30
Income tax expense	1,857	1,161	7,205	5,368

The applicable Indian corporate statutory tax rate for the year ended March 31, 2021 and March 31, 2020 is 34.94% each.

The foreign tax expense is due to income taxes payable overseas principally in the United States. In India, the Group has benefited from certain tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones (SEZs) Act, 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-Investment Reserve out of the profit of the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Deferred income tax for the three months and year ended March 31, 2021 and March 31, 2020 substantially relates to origination and reversal of temporary differences.

Infosys is subject to a 15% BPT in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2021, Infosys' U.S. branch net assets amounted to approximately 5,622 crore. As at March 31, 2021, the Company has a deferred tax liability for branch profit tax of  145 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 9,670 crore and 8,386 crore as at March 31, 2021 and March 31, 2020, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of 3,726 crore and 3,187 crore as at March 31, 2021 and March 31, 2020, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future.

The following table provides details of expiration of unused tax losses as at March 31, 2021:

(In crore)

Year	As at March 31, 2021
2022	68
2023	206
2024	135
2025	112
2026	137
Thereafter	3,068
Total	3,726

The following table provides details of expiration of unused tax losses as at March 31, 2020:

(In crore)

Year	As at March 31, 2020
2021	83
2022	142
2023	209
2024	172
2025	121
Thereafter	2,460
Total	3,187

The following table provides the details of income tax assets and income tax liabilities as at March 31, 2021 and March 31, 2020:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Income tax assets	5,811	5,391
Current income tax liabilities	2,146	1,490
Net current income tax asset / (liability) at the end	3,665	3,901

The gross movement in the current income tax asset/ (liability) for the three months and year ended March 31, 2021 and March 31, 2020 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Net current income tax asset/ (liability) at the beginning	3,920	3,739	3,901	5,176
Translation differences	(2)	(1)	1	(4)
Income tax paid	1,374	1,586	6,389	4,550
Current income tax expense	(1,662)	(1,335)	(6,672)	(5,775)
Income tax benefit arising on exercise of stock options	30	3	45	9
Additions through business combination	–	–	(3)	(40)
Tax impact on buyback expenses	–	–	–	4
Income tax on other comprehensive income	5	(91)	4	(19)
Net current income tax asset/ (liability) at the end	3,665	3,901	3,665	3,901

The movement in gross deferred income tax assets / liabilities (before set off) for the three months ended March 31, 2021 is as follows:

(In crore)

Particulars	Carrying value as at January 1, 2021	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as at March 31, 2021
Deferred income tax assets/(liabilities)
Property, plant and equipment	276	(21)	–	–	–	255
Lease liabilities	149	17	–	–	–	166
Accrued compensation to employees	45	(1)	–	–	(2)	42
Trade receivables	232	(15)	–	–	–	217
Compensated absences	497	–	–	–	–	497
Post sales client support	135	(13)	–	–	(1)	121
Credits related to branch profits	290	64	–	–	1	355
Derivative financial instruments	12	(60)	–	(9)	–	(57)
Intangible assets	24	7	–	–	–	31
Intangibles arising on business combinations	(397)	18	–	–	11	(368)
Branch profit tax	(438)	(62)	–	–	–	(500)
SEZ reinvestment reserve	(477)	(136)	–	–	–	(613)
Others	43	7	–	21	6	77
Total deferred income tax assets/(liabilities)	391	(195)	–	12	15	223

The movement in gross deferred income tax assets / liabilities (before set off) for the three months ended March 31, 2020 is as follows:

(In crore)

Particulars	Carrying value as at January 1, 2020	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as at March 31, 2020
Deferred income tax assets/(liabilities)
Property, plant and equipment	248	(5)	–	–	1	244
Lease liabilities	79	57	–	–	–	136
Accrued compensation to employees	36	16	–	–	–	52
Trade receivables	185	12	–	–	–	197
Compensated absences	439	(6)	–	–	–	433
Post sales client support	108	2	–	–	1	111
Credits related to branch profits	245	117	–	–	15	377
Derivative financial instruments	(8)	168	–	2	–	162
Intangible assets	18	–	–	–	2	20
Intangibles arising on business combinations	(277)	14	(150)	–	(13)	(426)
Branch profit tax	(361)	(172)	–	–	(22)	(555)
SEZ reinvestment reserve	(57)	(25)	–	–	–	(82)
Others	110	(4)	–	–	1	107
Total deferred income tax assets/(liabilities)	765	174	(150)	2	(15)	776

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2021 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2020	Changes through profit and loss	Addition through business combination	Changes through OCI	Translation difference	Carrying value as of March 31, 2021
Deferred income tax assets/(liabilities)
Property, plant and equipment	244	12	–	–	(1)	255
Lease liabilities	136	30	–	–	–	166
Accrued compensation to employees	52	(10)	–	–	–	42
Trade receivables	197	20	–	–	–	217
Compensated absences	433	62	–	–	2	497
Post sales client support	111	11	–	–	(1)	121
Credits related to branch profits	377	(11)	–	–	(11)	355
Derivative financial instruments	162	(210)	–	(9)	–	(57)
Intangible assets	20	13	–	–	(2)	31
Intangibles arising on business combinations	(426)	78	(23)	–	3	(368)
Branch profit tax	(555)	38	–	–	17	(500)
SEZ reinvestment reserve	(82)	(531)	–	–	–	(613)
Others	107	(35)	2	3	–	77
Total deferred income tax assets/(liabilities)	776	(533)	(21)	(6)	7	223

The movement in gross deferred income tax assets / liabilities (before set off) for the year ended March 31, 2020 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2019	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassification	Impact on account of Ind AS 116 adoption	Translation difference	Carrying value as of March 31, 2020
Deferred income tax assets/(liabilities)
Property, plant and equipment	262	(20)	1	–	–	–	1	244
Lease liabilities	–	76	–	–	52	6	2	136
Accrued compensation to employees	31	23	–	–	–	–	(2)	52
Trade receivables	176	21	–	–	–	–	–	197
Compensated absences	397	35	–	–	–	–	1	433
Post sales client support	104	7	–	–	–	–	–	111
Credits related to branch profits	340	14	–	–	–	–	23	377
Derivative financial instruments	(106)	255	–	12	–	–	1	162
Intangible assets	16	1	–	–	–	–	3	20
Intangibles arising on business combinations	(128)	44	(326)	–	–	–	(16)	(426)
Branch profit tax	(541)	22	–	–	–	–	(36)	(555)
SEZ reinvestment reserve	–	(82)	–	–	–	–	–	(82)
Others	149	11	9	(7)	(52)	–	(3)	107
Total deferred income tax assets/(liabilities)	700	407	(316)	5	–	6	(26)	776

The deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Deferred income tax assets after set off	1,098	1,744
Deferred income tax liabilities after set off	(875)	(968)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

As at March 31, 2021, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 3,462 crore. Amount paid to statutory authorities against this amounted to 6,095 crore.

As at March 31, 2020, claims against the Group not acknowledged as debts from the Indian Income tax authorities amounted to 3,353 crore. Amount paid to statutory authorities against the above tax claims amounted to 5,352 crore.

The claims against the group majorly represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes.

These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

2.13 Reconciliation of basic and diluted shares used in computing earnings per share

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	4,243,805,540	4,240,181,854	4,242,416,665	4,257,754,522
Effect of dilutive common equivalent shares - share options outstanding	7,978,300	5,799,532	8,315,802	7,389,706
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,251,783,840	4,245,981,386	4,250,732,467	4,265,144,228

(1)excludes treasury shares

For the three months ended March 31, 2021 and March 31, 2020, Nil and 54,275 number of option to purchase equity shares had an anti-dilutive effect, respectively.

For the year ended March 31, 2021 and March 31, 2020, Nil and 13,093 number of options to purchase equity shares had an anti-dilutive effect, respectively.

2.14 Related party transactions

List of related parties:

Name of subsidiaries	Country	Holdings as at
		March 31, 2021	March 31, 2020
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)(18)	Brazil	–	–
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Austria GmbH	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)(44)	India	100%	100%
Kallidus Inc, (Kallidus)(45)	U.S.	100%	100%
Infosys Chile SpA	Chile	100%	100%
Infosys Arabia Limited(2)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(1)	Brazil	100%	100%
Infosys CIS LLC (1) (19)	Russia	–	–
Infosys Luxembourg S.a.r.l	Luxembourg	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(3)	Australia	–	–
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Canada Public Services Inc	Canada	–	–
Infosys BPM Limited	India	99.99%	99.99%
Infosys (Czech Republic) Limited s.r.o.(4)	Czech Republic	99.99%	99.99%
Infosys Poland, Sp z.o.o(4)	Poland	99.99%	99.99%
Infosys McCamish Systems LLC(4)	U.S.	99.99%	99.99%
Portland Group Pty Ltd(4)	Australia	99.99%	99.99%
Infosys BPO Americas LLC.(4)	U.S.	99.99%	99.99%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Infosys Management Consulting Pty Limited(5)	Australia	100%	100%
Infosys Consulting AG(5)	Switzerland	100%	100%
Infosys Consulting GmbH(5)	Germany	100%	100%
Infosys Consulting S.R.L.(1)	Romania	100%	100%
Infosys Consulting SAS(5)	France	100%	100%
Infosys Consulting s.r.o. v likvidaci (formerly Infosys Consulting s.r.o.)(5)(44)	Czech Republic	100%	100%
Infosys Consulting (Shanghai) Co., Ltd.(5)	China	100%	100%
Infy Consulting Company Ltd(5)	U.K.	100%	100%
Infy Consulting B.V.(5)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o(24)(32)	Poland	–	99.99%
Lodestone Management Consultants Portugal, Unipessoal, Lda.(5)(37)	Portugal	100%	100%
Infosys Consulting S.R.L.(5)	Argentina	100%	100%
Infosys Consulting (Belgium) NV(6)	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(7)	Israel	100%	100%
Panaya GmbH(7)	Germany	100%	100%
Panaya Japan Co. Ltd(7)(23)	Japan	–	–
Brilliant Basics Holdings Limited (Brilliant Basics)	U.K.	100%	100%
Brilliant Basics Limited(8)	U.K.	100%	100%
Brilliant Basics (MENA) DMCC(8)(25)	Dubai	–	100%
Infosys Consulting Pte Limited (Infosys Singapore)(1)	Singapore	100%	100%
Infosys Middle East FZ LLC(9)	Dubai	100%	100%
Fluido Oy(9)	Finland	100%	100%
Fluido Sweden AB (Extero)(12)	Sweden	100%	100%
Fluido Norway A/S(12)	Norway	100%	100%
Fluido Denmark A/S(12)	Denmark	100%	100%
Fluido Slovakia s.r.o(12)	Slovakia	100%	100%
Fluido Newco AB(12)(39)	Sweden	–	100%
Infosys Compaz Pte. Ltd (10)	Singapore	60%	60%
Infosys South Africa (Pty) Ltd(9)	South Africa	100%	100%
WongDoody Holding Company Inc. (WongDoody)(1)	U.S.	100%	100%
WDW Communications, Inc(11)	U.S.	100%	100%
WongDoody, Inc(11)	U.S.	100%	100%
HIPUS Co., Ltd (formerly Hitachi procurement Service Co. Ltd)(10)(13)	Japan	81%	81%
Stater N.V.(10)(14)	The Netherlands	75%	75%
Stater Nederland B.V.(15)	The Netherlands	75%	75%
Stater Duitsland B.V.(15)(41)	The Netherlands	–	75%
Stater XXL B.V.(15)	The Netherlands	75%	75%
HypoCasso B.V.(15)	The Netherlands	75%	75%
Stater Participations B.V.(15)	The Netherlands	75%	75%
Stater Deutschland Verwaltungs-GmbH(16)(40)	Germany	–	75%
Stater Deutschland GmbH & Co. KG(16)(40)	Germany	–	75%
Stater Belgium N.V./S.A.(17)(42)	Belgium	75%	53.99%
Outbox systems Inc. dba Simplus (US)(20)	U.S.	100%	100%
Simplus North America Inc.(21)	Canada	100%	100%
Simplus ANZ Pty Ltd.(21)	Australia	100%	100%
Simplus Australia Pty Ltd(22)	Australia	100%	100%
Sqware Peg Digital Pty Ltd(22)	Australia	100%	100%
Simplus Philippines, Inc.(21)	Philippines	100%	100%
Simplus Europe, Ltd.(21)	U.K.	100%	100%
Infosys Fluido U.K., Ltd. (formerly Simplus U.K, Ltd)(12)(26)	U.K.	100%	100%
Infosys Fluido Ireland, Ltd.(formerly Simplus Ireland, Ltd)(12)(26)	Ireland	100%	100%
Infosys Limited Bulgaria(1)(27)	Bulgaria	100%	–
Kaleidoscope Animations(30)	U.S.	100%	–
Kaleidoscope Prototyping(31)	U.S.	100%	–
GuideVision s.r.o.(28)	Czech Republic	100%	–
GuideVision Deutschland GmbH(29)	Germany	100%	–
GuideVision Suomi Oy(29)	Finland	100%	–
GuideVision Magyarország Kft(29)	Hungary	100%	–
GuideVision Polska SP.Z.O.O(29)	Poland	100%	–
GuideVision UK Ltd(29)	U.K.	100%	–
Beringer Commerce Inc(33)	U.S.	100%	–
Beringer Capital Digital Group Inc(33)	U.S.	100%	–
Mediotype LLC(34)	U.S.	100%	–
Beringer Commerce Holdings LLC(34)	U.S.	100%	–
SureSource LLC(35)	U.S.	100%	–
Blue Acorn LLC(35)	U.S.	100%	–
Simply Commerce LLC(35)	U.S.	100%	–
iCiDIGITAL LLC(36)	U.S.	100%	–
Infosys BPM UK Limited(4)(38)	U.K.	–	–
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi(1)(43)	Turkey	–	–
Infosys Germany Holding Gmbh(1)(46)(47)	Germany	100%	–

(1)	Wholly-owned subsidiary of Infosys Limited

(2)	Majority owned and controlled subsidiary of Infosys Limited

(3)	Liquidated effective November 17, 2019

(4)	Wholly-owned subsidiary of Infosys BPM Limited

(5)	Wholly-owned subsidiary of Infosys Consulting Holding AG

(6)	Majority owned and controlled subsidiary of Infosys Consulting Holding AG

(7)	Wholly-owned subsidiary of Panaya Inc.

(8)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.

(9)	Wholly-owned subsidiary of Infosys Consulting Pte Ltd

(10)	Majority owned and controlled subsidiary of Infosys Consulting Pte. Ltd

(11)	Wholly-owned subsidiary of WongDoody

(12)	Wholly-owned subsidiary of Fluido Oy

(13)	On April 1, 2019, Infosys Consulting Pte. Ltd, acquired 81% of the voting interests in HIPUS Co., Ltd (formerly Hitachi Procurement Service Co. Ltd)

(14)	On May 23, 2019, Infosys Consulting Pte. Ltd, acquired 75% of the voting interests in Stater N.V

(15)	Wholly-owned subsidiary of Stater N.V

(16)	Wholly-owned subsidiary of Stater Duitsland B.V.

(17)	Majority owned and controlled subsidiary of Stater Participations B.V.

(18)	Effective October 1, 2019, merged into Infosys Consulting Ltda, a wholly owned subsidiary of Infosys Ltd.

(19)	Liquidated effective January 28, 2021.

(20)	On March 13, 2020, Infosys Nova Holdings LLC, acquired 100% of the voting interests in Outbox Systems Inc.

(21)	Wholly-owned subsidiary of Outbox Systems Inc.

(22)	Wholly-owned subsidiary of Simplus ANZ Pty Ltd

(23)	Liquidated effective October 31, 2019

(24)	On February 20, 2020, Infosys Poland, Sp z.o.o, acquired 100% of the voting interests in Infosys Consulting Sp. z.o.o from Infosys Consulting Holding AG

(25)	Liquidated effective July 17, 2020

(26)	On June 1, 2020, Fluido Oy, acquired 100% of the voting interests in Infosys Fluido U.K,Ltd (formerly Simplus U.K, Ltd) and Infosys Fluido Ireland, Ltd.(formerly Simplus Ireland, Ltd) from Simplus Europe, Ltd

(27)	Incorporated effective September 11, 2020.

(28)	On October 1, 2020, Infy Consulting Company Limited acquired 100% of voting interests in GuideVision s.r.o

(29)	Wholly-owned subsidiary of GuideVision s.r.o.

(30)	On October 9, 2020, Infosys Nova Holdings LLC, acquired 100% voting interest in Kaleidoscope Animations, Inc.

(31)	Wholly owned subsidiary of Kaleidoscope Animations, Inc.

(32)	Merged with Infosys Poland Sp. z.o.o, effective October 21, 2020

(33)	On October 27, 2020, Infosys Nova Holding LLC, a wholly-owned subsidiary of Infosys Limited, acquired 100% voting interest in Beringer Commerce Inc and Beringer Capital Digital Group Inc

(34)	Wholly-owned subsidiary of Beringer Commerce Inc

(35)	Wholly-owned subsidiary of Beringer Commerce Holdings LLC

(36)Wholly-owned subsidiary of Beringer Capital Digital Group Inc.

(37)	Liquidated effective November 19,2020

(38)	Incorporated, effective December 9, 2020

(39)	Merged into Fluido Sweden AB (Extero), effective December 18, 2020

(40)	Merged into Stater Duitsland B.V., effective December 18, 2020

(41)	Merged with Stater N.V., effective December 23, 2020

(42)	On December 29, 2020, Stater Participation B.V acquired non-controlling interest of 28.01% of the voting interests in Stater Belgium NV/SA

(43)	Incorporated on December 30, 2020.

(44)	Under liquidation

(45)	Liquidated effective March 9,2021

(46)	Incorporated on March 23, 2021

(47)	On March 28, 2021 Infosys Limited and Infosys Germany Holding Gmbh registered Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm.

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust *	India	Controlled trust

Refer note no. 2.19 for information on transactions with post-employment benefit plans mentioned above.

* Registered on May 15, 2019

List of key management personnel

Whole-time Directors

Salil Parekh, Chief Executive Officer and Managing Director

U.B. Pravin Rao, Chief Operating Officer

Non-whole-time Directors

Nandan M. Nilekani

Micheal Gibbs

Kiran Mazumdar-Shaw

Roopa Kudva (retired as member of the Board effective February 3, 2020)

D.N. Prahlad (resigned as a member of the Board effective April 20, 2020)

D. Sundaram

Uri Levine (appointed as an independent director effective April 20, 2020)

Bobby Parikh (appointed as an independent director effective July 15, 2020)

Dr. Punita Kumar-Sinha (retired as member of the Board effective January 13, 2021)

Chitra Nayak (appointed as an independent director effective March 25, 2021)

Executive Officers

Nilanjan Roy

Mohit Joshi, President

Ravi Kumar S, President and Deputy Chief Operating Officer

Krishnamurthy Shankar, Group Head - Human Resources

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Company Secretary

A.G.S. Manikantha

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Salaries and other employee benefits to whole-time directors and executive officers(1)(2)	37	29	144	118
Commission and other benefits to non-executive/ independent directors	1	2	6	8
Total	38	31	150	126

(1)	For the three months ended March 31, 2021 and March 31, 2020, includes a charge of 20 crore and 11 crore respectively, towards employee stock compensation expense. For the year ended March 31, 2021 and March 31, 2020, includes a charge of 76 crore and 56 crore respectively, towards employee stock compensation expense.(Refer note 2.11).

(2)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

Proposed transfer of CSR assets

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company intends to transfer its CSR capital assets created prior to January 2021 to a controlled subsidiary (referred to as “ the Subsidiary” ) to be established in accordance with Section 8 of the Companies Act, 2013 for charitable objects. The transfer will be undertaken upon obtaining the required approvals from regulatory authorities.

The Subsidiary will be included in the consolidated financial statements of the Company commencing in the period from formation because the Company will have the power to direct all of the Subsidiary’s relevant activities which affects returns and the Company will be exposed to any future financial support which may be required by the Subsidiary.

The Company evaluated the impact of the Rules on the carrying amount of the capital asset of 283 crore in the consolidated financial statements as at March 31, 2021, and concluded that the recoverable amount of capital asset, estimated based on future cash flows from continuing use of the capital asset is expected to exceed the carrying amount including in the period subsequent to the transfer to the Subsidiary.

2.15 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represents the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations.

2.15.1 Business segments

Three months ended March 31, 2021 and March 31, 2020

(In crore)

Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	All other segments(5)	Total
Revenue	8,677	3,902	3,156	3,233	2,533	2,124	1,796	890	26,311
	7,282	3,622	3,017	2,992	2,363	1,831	1,484	676	23,267
Identifiable operating expenses	4,891	1,823	1,812	1,685	1,309	1,225	942	485	14,172
	3,808	1,790	1,769	1,481	1,246	1,056	827	422	12,399
Allocated expenses	1,547	694	635	616	517	341	307	211	4,868
	1,611	774	688	655	560	344	313	217	5,162
Segment operating income	2,239	1,385	709	932	707	558	547	194	7,271
	1,863	1,058	560	856	557	431	344	37	5,706
Unallocable expenses									831
									779
Operating profit									6,440
									4,927
Other income, net (Refer to note 2.21)									545
									614
Finance Cost									50
									45
Profit before income taxes									6,935
									5,496
Income tax expense									1,857
									1,161
Net profit									5,078
									4,335
Depreciation and amortization expense									831
									749
Non-cash expenses other than depreciation and amortization									–
									30

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Year ended March 31, 2021 and March 31, 2020

(In crore)

Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	All other segments(5)	Total
Revenues	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	100,472
	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791
Identifiable operating expenses	17,612	6,937	7,349	6,500	4,996	4,804	3,516	1,919	53,633
	14,977	6,989	7,084	6,104	4,991	4,125	3,212	1,486	48,968
Allocated expenses	6,025	2,691	2,484	2,487	1,888	1,302	1,198	875	18,950
	6,342	2,834	2,476	2,416	2,081	1,243	1,194	921	19,507
Segment operating income	8,946	5,117	2,795	3,552	2,563	2,454	2,156	306	27,889
	7,306	4,212	2,424	3,216	2,059	1,604	1,431	64	22,316
Unallocable expenses									3,267
									2,942
Operating profit									24,622
									19,374
Other income, net (Refer to note 2.21)									2,201
									2,803
Finance Cost									195
									170
Profit before income taxes									26,628
									22,007
Income tax expense									7,205
									5,368
Net profit									19,423
									16,639
Depreciation and amortization expense									3,267
									2,893
Non-cash expenses other than depreciation and amortization									–
									49

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

2.15.2 Significant clients

No client individually accounted for more than 10% of the revenues for the three months and year ended March 31, 2021 and March 31, 2020, respectively.

2.16 Revenue from Operations

Accounting Policy:

The Group derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended have been used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them. Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered. Such capitalized contract costs are amortized over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates.

The Group presents revenues net of indirect taxes in its consolidated statement of comprehensive income.

Revenues for the three months and year ended March 31, 2021 and March 31, 2020 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Revenue from software services	24,555	21,808	93,387	85,260
Revenue from products and platforms	1,756	1,459	7,085	5,531
Total revenue from operations	26,311	23,267	100,472	90,791

The Group has evaluated the impact of COVID – 19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts; (ii) onerous obligations; (iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The Group has concluded that the impact of COVID – 19 is not material based on these estimates. Due to the nature of the pandemic, the Group continues to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

Three months ended March 31, 2021 and March 31, 2020

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	5,383	2,616	1,632	1,709	1,371	1,982	1,265	247	16,205
	4,276	2,433	1,796	1,619	1,322	1,700	1,015	170	14,331
Europe	1,631	1,059	798	1,233	1,092	52	502	51	6,418
	1,540	993	555	1,110	937	54	435	58	5,682
India	422	24	52	20	13	82	2	182	797
	342	10	38	5	25	65	11	113	609
Rest of the world	1,241	203	674	271	57	8	27	410	2,891
	1,124	186	628	258	79	12	23	335	2,645
Total	8,677	3,902	3,156	3,233	2,533	2,124	1,796	890	26,311
	7,282	3,622	3,017	2,992	2,363	1,831	1,484	676	23,267
Revenue by offerings
Digital	4,274	2,141	1,776	1,670	1,324	1,098	918	344	13,545
	3,164	1,683	1,315	1,247	949	682	508	217	9,765
Core	4,403	1,761	1,380	1,563	1,209	1,026	878	546	12,766
	4,118	1,939	1,702	1,745	1,414	1,149	976	459	13,502
Total	8,677	3,902	3,156	3,233	2,533	2,124	1,796	890	26,311
	7,282	3,622	3,017	2,992	2,363	1,831	1,484	676	23,267

Year ended March 31, 2021 and March 31, 2020

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	19,517	9,722	6,791	6,935	5,126	8,052	4,728	769	61,640
	16,749	9,222	7,332	6,456	5,131	6,537	3,816	564	55,807
Europe	6,415	4,165	2,893	4,481	3,962	164	2,013	210	24,303
	5,983	3,966	1,925	4,207	3,576	191	1,892	176	21,916
India	1,568	61	229	33	53	294	16	645	2,899
	1,311	48	192	12	88	207	39	468	2,365
Rest of the world	5,083	797	2,715	1,090	306	50	113	1,476	11,630
	4,582	799	2,535	1,061	336	37	90	1,263	10,703
Total	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	100,472
	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791
Revenue by offerings
Digital	15,547	7,695	6,478	6,077	4,567	4,160	3,020	1,143	48,687
	11,562	6,165	4,843	4,485	3,481	2,541	1,850	690	35,617
Core	17,036	7,050	6,150	6,462	4,880	4,400	3,850	1,957	51,785
	17,063	7,870	7,141	7,251	5,650	4,431	3,987	1,781	55,174
Total	32,583	14,745	12,628	12,539	9,447	8,560	6,870	3,100	100,472
	28,625	14,035	11,984	11,736	9,131	6,972	5,837	2,471	90,791

(1)	Financial Services include enterprises in Financial Services and Insurance

(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3)	Communication includes enterprises in Communication, Telecom OEM and Media

(4)	Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

*	Geographical revenues is based on the domicile of customer.

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning, Panaya platform, Skava platform, Stater digital platform and Infosys McCamish- insurance platform.

The percentage of revenue from fixed price contracts for each of the three months and year ended March 31, 2021 and March 31, 2020 is approximately 50%.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in Receivables, Unbilled Revenue, and Unearned Revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s Receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

During the year months ended March 31, 2021 and March 31, 2020, the company recognized revenue of 2489 crore and 2,421 crore arising from opening unearned revenue as of April 1, 2020 and April 1, 2019 respectively.

During the year ended March 31, 2021 and March 31, 2020, 3,822 crore and 2,971 crore of unbilled revenue pertaining to other fixed price and fixed time frame contracts as of April 1, 2020 and April 1, 2019, respectively has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as of the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in IFRS 15, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material and unit of work based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2021, other than those meeting the exclusion criteria mentioned above, is 69,890 crore. Out of this, the Group expects to recognize revenue of around 50% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2020 is 55,926 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.17 Unbilled Revenue

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Unbilled financial asset (1)	3,572	2,796
Unbilled non financial asset (2)	4,549	4,325
Total	8,121	7,121

(1)	Right to consideration is unconditional and is due only after a passage of time.

(2)	Right to consideration is dependent on completion of contractual milestones.

2.18 Expenses by nature

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Employee benefit costs	14,440	12,916	55,541	50,887
Depreciation and amortization charges	831	749	3,267	2,893
Travelling costs	161	667	554	2,710
Consultancy and professional charges	395	339	1,261	1,326
Cost of Software packages for own use	320	268	1,221	1,035
Third party items bought for service delivery to clients	752	487	3,002	1,668
Communication costs	146	139	634	528
Cost of technical sub-contractors	1,985	1,704	7,084	6,714
Power and fuel	31	53	143	229
Repairs and maintenance	356	433	1,411	1,580
Rates and taxes	74	64	256	193
Insurance charges	33	23	134	90
Commission to non-whole time directors	1	2	6	8
Branding and marketing expenses	103	143	355	528
Provision for post-sales client support	3	–	39	–
Impairment loss recognized / (reversed) on financial assets	7	74	190	172
Contribution towards Corporate Social Responsibility*	103	130	439	385
Short-term leases (Refer note 2.8)	22	24	82	89
Others	108	125	231	382
Total cost of sales, selling and marketing expenses and administrative expenses	19,871	18,340	75,850	71,417

*	Includes 37 crore which the Company intends to spend in the future relating to and in addition to the amounts spent in the prior years

The table below provides details of break-up of expenses:

Cost of sales

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Employee benefit costs	12,887	11,547	49,444	45,477
Depreciation and amortization	831	749	3,267	2,893
Travelling costs	143	516	482	2,045
Cost of technical sub-contractors	1,985	1,701	7,084	6,712
Cost of software packages for own use	310	261	1,184	1,010
Third party items bought for service delivery to clients	752	487	3,002	1,667
Short-term leases (Refer note 2.8)	6	8	31	65
Consultancy and professional charges	26	13	61	50
Communication costs	79	75	333	300
Repairs and maintenance	102	140	479	501
Provision for post-sales client support	3	–	39	–
Others	40	4	7	12
Total	17,164	15,501	65,413	60,732

Selling and marketing expenses

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Employee benefit costs	1,033	903	4,063	3,620
Travelling costs	4	79	19	374
Branding and marketing	103	142	354	523
Short-term leases	1	1	4	6
Communication costs	3	3	12	17
Consultancy and professional charges	34	20	94	118
Others	22	24	81	53
Total	1,200	1,172	4,627	4,711

Administrative expenses

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Employee benefit costs	520	466	2,034	1,790
Consultancy and professional charges	335	306	1,106	1,158
Repairs and maintenance	253	291	926	1,071
Power and fuel	31	53	143	229
Communication costs	64	61	289	211
Travelling costs	14	72	53	291
Impairment loss recognized/(reversed) under expected credit loss model	7	74	190	172
Rates and taxes	74	64	256	193
Insurance charges	32	23	131	88
Short-term leases (Refer note 2.8)	15	14	47	19
Commission to non-whole time directors	1	2	6	8
Contribution towards Corporate Social Responsibility	103	130	439	385
Others	58	111	190	359
Total	1,507	1,667	5,810	5,974

2.19 Employee Benefits

Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Consolidated Statement of Comprehensive Income.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

2.19.1 Gratuity and pensions

The following tables set out the funded status majorly of the Indian gratuity plans and the amounts recognized in the Group's financial statements as at March 31, 2021 and March 31, 2020:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Change in benefit obligations
Benefit obligations at the beginning	1,402	1,351
Service cost	207	178
Interest expense	84	90
Remeasurements - Actuarial (gains) / losses	30	(79)
Transfer of obligation	3	–
Benefits paid	(98)	(141)
Translation difference	(4)	3
Benefit obligations at the end	1,624	1,402
Change in plan assets
Fair value of plan assets at the beginning	1,522	1,361
Interest income	92	97
Remeasurements- Return on plan assets excluding amounts included in interest income	11	9
Contributions	78	191
Benefits paid	(93)	(136)
Fair value of plan assets at the end	1,610	1,522
Funded status	(14)	120

Amount for the three months and year ended March 31, 2021 and March 31, 2020 recognized in the Consolidated Statement of Comprehensive income under employee benefit expense:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Service cost	52	45	207	178
Net interest on the net defined benefit liability/asset	(2)	(3)	(8)	(7)
Net gratuity cost	50	42	199	171

Amount for the three months and year ended March 31, 2021 and March 31, 2020 recognized in the Consolidated Statement of other comprehensive income:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	26	(95)	30	(79)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(3)	4	(11)	(9)
	23	(91)	19	(88)

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
(Gain)/loss from change in demographic assumptions	–	1	–	1
(Gain)/loss from change in financial assumptions	(44)	(85)	14	(57)
(Gain)/loss from experience adjustment	69	(11)	16	(23)
	25	(95)	30	(79)

Amount recognised in statement of comprehensive income has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows: -

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Cost of sales	45	38	177	153
Selling and marketing expenses	4	3	15	12
Administrative expenses	1	1	7	6
	50	42	199	171

The weighted-average assumptions used to determine benefit obligations as at March 31, 2021 and March 31, 2020 are set out below:

Particulars	As at
	March 31, 2021	March 31, 2020
Discount rate(1)	6.1%	6.2%
Weighted average rate of increase in compensation levels(2)	6%	6%
Weighted average duration of defined benefit obligation(3)	5.9 years	5.9 years

The weighted-average assumptions used to determine net periodic benefit cost for the three months and year ended March 31, 2021 and March 31, 2020 are set out below:

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Discount rate(%)	6.2%	7.1%	6.2%	7.1%
Weighted average rate of increase in compensation levels(%)	6.0%	8.0%	6.0%	8.0%

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

(2)	The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends and management’s estimate of future salary increases.

(3)	Attrition rate considered is the management’s estimate based on the past long-term trend of employee turnover in the Company.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as at March 31, 2021 and March 31, 2020, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the three months ended March 31, 2021, and March 31, 2020 were 24 crore and 20 crore, respectively.

Actual return on assets for the year ended March 31, 2021 and March 31, 2020 were 103 crore and 106 crore, respectively.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(in crore)

Impact from percentage point increase / decrease in	As at March 31, 2021
Discount rate	78
Weighted average rate of increase in compensation levels	70

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Group expects to contribute 223 crore to the gratuity trusts during fiscal 2022.

Maturity profile of defined benefit obligation:

(In crore)

Within 1 year	246
1-2 year	246
2-3 year	255
3-4 year	273
4-5 year	282
5-10 years	1,352

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with local laws. As on March 31, 2021, the defined benefit obligation(DBO) is 814 crore, fair value of plan assets is 690 crore, resulting in recognition of a net DBO of 124 crore.

2.19.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India.

The following tables set out the funded status of the defined benefit provident fund plan of Infosys limited and the amounts recognized in the Company's financial statements as at March 31, 2021 and March 31, 2020:

(In crore)

Particulars	As at
	March 31, 2021	March 31, 2020
Change in benefit obligations
Benefit obligations at the beginning	7,366	5,989
Service cost - employer contribution	423	407
Employee contribution	816	857
Interest expense	606	561
Actuarial (gains) / loss	(26)	216
Benefits paid	(898)	(664)
Benefit obligations at the end	8,287	7,366
Change in plan assets
Fair value of plan assets at the beginning	7,117	5,989
Interest income	596	561
Remeasurements- Return on plan assets excluding amounts included in interest income	125	(33)
Contributions	1,200	1,264
Benefits paid	(898)	(664)
Fair value of plan assets at the end	8,140	7,117
Net liability	(147)	(249)

Amount for the three months and year ended March 31, 2021 and March 31, 2020 recognized in the consolidated statement of other comprehensive income:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	(14)	69	(26)	216
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	148	(48)	(125)	33
	134	21	(151)	249

Assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach:

Particulars	As at
	March 31, 2021	March 31, 2020
Government of India (GOI) bond yield (1)	6.10%	6.20%
Expected rate of return on plan assets	8.00%	8.00%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.50%	8.50%

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2021 and March 31, 2020 is as follows:

Particulars	As at
	March 31, 2021	March 31, 2020
Central and State government bonds	54%	49%
Public sector undertakings and Private sector bonds	40%	48%
Others	6%	3%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.

As at March 31, 2021 the defined benefit obligation would be affected by approximately 82 crore and 119 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Group contributed 185 crore and 167 crore to the provident fund during the three months ended March 31, 2021 and March 31, 2020, respectively. The Group contributed 665 crore and 639 crore to the provident fund during the year ended March 31, 2021 and March 31, 2020, respectively. The same has been recognized in the net profit in the consolidated Statement of comprehensive income under the head employee benefit expense.

Provident Fund contribution have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows: -

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Cost of sales	165	149	592	571
Selling and marketing expenses	13	12	49	45
Administrative expenses	7	6	24	23
	185	167	665	639

The provident plans are applicable only to employees drawing a salary in Indian rupees.

2.19.3 Superannuation

The group contributed 69 crore and 60 crore to the superannuation plan during the three months ended March 31, 2021 and March 31, 2020, respectively.

The group contributed 260 crore and 240 crore to the superannuation plan during the year ended March 31, 2021 and March 31, 2020, respectively and the same has been recognized in the Consolidated Statement of comprehensive income under the head employee benefit expense.

Superannuation contribution have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows: -

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Cost of sales	61	54	232	214
Selling and marketing expenses	5	4	19	17
Administrative expenses	3	2	9	9
	69	60	260	240

2.19.4 Employee benefit costs include:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Salaries and bonus(1)	14,208	12,647	54,274	49,837
Defined contribution plans	95	85	358	338
Defined benefit plans	137	184	909	712
	14,440	12,916	55,541	50,887

(1)	Includes an employee stock compensation expense of 76 crore and 333 crore for the three months and year ended March 31, 2021 respectively and, includes employee stock compensation expense of 66 crore and 249 crore for the three months and year ended March 31, 2020 respectively.

The employee benefit cost is recognised in the following line items in the consolidated statement of comprehensive income:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Cost of sales	12,887	11,547	49,444	45,477
Selling and marketing expenses	1,033	903	4,063	3,620
Administrative expenses	520	466	2,034	1,790
	14,440	12,916	55,541	50,887

2.20 Equity

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from Securities premium.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Share premium

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium.

Other Reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity consist of currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the consolidated Statement of Comprehensive Income upon the occurrence of the related forecasted transaction.

2.20.1 Dividend

The final dividend on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. The Finance Act 2020 has repealed the Dividend Distribution Tax (DDT). Companies are now required to pay / distribute dividend after deducting applicable taxes. The remittance of dividends outside India is also subject to withholding tax at applicable rates.

Amount of per share dividend recognized as distribution to equity shareholders:-

(In )

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Final dividend for fiscal 2019	–	–	–	10.50
Interim dividend for fiscal 2020	–	–	–	8.00
Final dividend for fiscal 2020	–	–	9.50	–
Interim dividend for fiscal 2021	–	–	12.00	–

During the year ended March 31, 2021, on account of the final dividend for fiscal 2020 and interim dividend for fiscal 2021, the Company has incurred a net cash outflow of 9,120 crore (excluding dividend paid on treasury shares).

The Board of Directors in their meeting on April 14, 2021 recommended a final dividend of 15/- per equity share for the financial year ended March 31, 2021. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 19, 2021 and if approved would result in a net cash outflow of approximately 6,368 crore (excluding dividend paid on treasury shares).

2.20.2 Capital allocation policy

Effective from fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting.

Based on the postal ballot which concluded on March 12, 2019 the shareholders approved the buyback of equity shares from the open market route through Indian stock exchanges of upto 8,260 crore at a price not exceeding 800 per share. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019 . During this buyback period the Company had purchased and extinguished a total of 110,519,266 equity shares from the stock exchange at an average buy back price of 747/- per equity share comprising 2.53% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2020 the Company has created ‘Capital Redemption Reserve’ of 55 crore equal to the nominal value of the above shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at March 31, 2021, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.20.3 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/- each. 1,55,14,732 and 1,82,39,356 shares were held by controlled trust, as at March 31, 2021 and March 31, 2020, respectively.

2.21 Other income, net

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for other subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Comprehensive Income and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognised using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the statement of comprehensive income. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

Operating Profits

Operating profit of the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

Other income consists of the following:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2021	2020	2021	2020
Interest income on financial assets carried at amortized cost	289	327	1,195	1,289
Interest income on financial assets carried at fair value through other comprehensive income	128	65	409	322
Dividend income on investments carried at fair value through profit or loss	–	–	11	2
Gain/(loss) on investments carried at fair value through profit or loss	7	35	74	183
Gain/(loss) on investments carried at fair value through other comprehensive income	2	4	82	41
Interest income on income tax refund	2	8	4	259
Exchange gains / (losses) on forward and options contracts	90	(477)	556	(511)
Exchange gains / (losses) on translation of other assets and liabilities	(10)	594	(346)	1,023
Others	37	58	216	195
Total	545	614	2,201	2,803

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer

A.G.S. Manikantha Company Secretary

Bengaluru April 14 , 2021